



**US Securities and Exchange Commission**
Office of International Corporate Finance
Division of Corporation Finance





Date: 2003/11/17



Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Announcement of Issue of Preferred Shares
*Supplemental Explanation of Issue of Preferred Shares
*Interim Financial Results for FY2003



Investor Relations Section
Finance Dept.
Marubeni Corporation

**Marubeni Corporation**
**1-4-2 Ote-machi**
**Chiyoda-ku, Tokyo**
**100-8088 JAPAN**
**tel: +81 3 3282-2416 fax: +81 3 3282-2331**

This document is an English translation of a brief summary of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

November 12, 2003

To All Concerned Parties

**Marubeni Corporation**
**(TSE Code 8002)**

Enquiries: HONDA, Tsutomu
Deputy General Manager,

TEL: 81-3-3282-4800

## Announcement of Issue of Preferred Shares

At its board meeting held today, the Board of Directors of Marubeni Corporation (the Company) approved a resolution for the issue of 75.5 billion yen of preferred shares with common share conversion rights, to be completed through a third-party allocation.

The capital enhancement based on this issue of preferred shares will be part of the Company's previously announced "100 billion yen capital enhancement policy," and is included in the "V" PLAN, the new medium-term management plan the Company is currently implementing.

The managerial objective of the "V" PLAN is to reinforce Marubeni's earnings base and improve the Company's financial structure. As demonstrated clearly by its previously announced financial results for the first half of Fiscal Year 2003, the Company is achieving a steady recovery in earnings capability. Although the Company has made progress in reducing net interest-bearing debt faster than its initial plan, to further increase shareholders' equity the Company has decided to issue preferred shares in order to accelerate the improvement of its financial structure, strengthen its creditworthiness and increase corporate value.

The decision to issue the preferred shares at this time was based on management's assessments of the effect on the Company's stock price from the large-scale dilution that would result from an issue of common stock and on considerations of future dividend policy. Because the preferred shares will be issued in a form that is unfamiliar to individuals and other ordinary investors, the shares will be issued using a third-party allocation procedure rather than a public offering. The subscribers for the preferred shares will be financial institutions and major customers.

The Company plans to use the issue proceeds to invest in major operating sectors such as food products distribution, natural resource development and overseas IPP, and partially to repay loans related to these areas that the Company borrowed in the past.

**Attachment I** : Summary of the Preferred Shares
**Attachment II** : Name of Subscribers and the Number of Shares to be subscribed

**Attachment I**

## Summary of the Preferred Shares

- Class of stock: Class I Preferred Shares (preferred shares with common share conversion rights)
- Number of newly issued shares: 75.5 million shares
- Issue price: 1,000 yen per share
- Aggregate issue price: 75.5 billion yen
- Issue method: The Company will allocate the shares to financial institutions and customers through a third-party allocation.
- Issue date: December 16, 2003
- Preferred dividend: 20 yen per share per annum
- Conversion Period Start Date: 2 years and 9 months after issue (From September 1, 2006)
- Initial Conversion Price: Market price on the Conversion Period Start Date (However, not less than 50 yen)
- Conversion Price Reset Provision: Downward revisions only
- Conversion Price Reset Floor Price: The higher of 70% of the Initial Conversion Price or 50 yen
- Final Mandatory Conversion Date: After 10 years (December 13, 2013)
- Final Mandatory Conversion Price: Market price on the Final Mandatory Conversion Date
- Final Mandatory Conversion Floor Price: The higher of 70% of the Initial Conversion Price or 50 yen
- Use of proceeds: The Company plans to use the issue proceeds to invest in major operating sectors such as food products distribution, natural resource development and overseas IPP, and partially to repay loans related to these sectors that the Company borrowed in the past.

**Attachment II**

## Name of Subscribers and the Number of Shares to be subscribed

| Subscriber | Shares |
| --- | --- |
| Mizuho Corporate Bank, Ltd. | 15,000,000 |
| The Yasuda Mutual Life Insurance Company | 10,000,000 |
| The Bank of Tokyo-Mitsubishi, Ltd. | 7,500,000 |
| The Sumitomo Trust & Banking Co., Ltd. | 7,000,000 |
| Sompo Japan Insurance Inc. | 5,000,000 |
| The Dai-ichi Mutual Life Insurance Company | 5,000,000 |
| Mizuho Trust & Banking Co., Ltd. | 5,000,000 |
| Lotte Co., Ltd. (Japan) | 3,000,000 |
| The Norinchukin Bank | 3,000,000 |
| The Mitsubishi Trust and Banking Corporation | 2,500,000 |
| Sumitomo Mitsui Banking Corporation | 2,000,000 |
| The Tokio Marine and Fire Insurance Co., Ltd. | 2,000,000 |
| Nippon Yusen Kabushiki Kaisha (NYK LINE) | 2,000,000 |
| The Nichido Fire & Marine Insurance Co., Ltd. | 1,500,000 |
| Lotte Shoji Co., Ltd.(Japan) | 1,500,000 |
| Mitsui O.S.K. Lines, Ltd. | 1,000,000 |
| The Sumitomo Warehouse Co., Ltd. | 1,000,000 |
| UFJ Bank Limited | 1,000,000 |
| Lotte Ad. Co., Ltd. (Japan) | 500,000 |

November 12, 2003

To All Concerned Parties

Marubeni Corporation
(TSE Code 8002)

# Supplemental Explanation of Issue of Preferred Shares

Below please find a supplemental explanation concerning the issue of 75.5 billion yen of preferred shares with common share conversion rights through a third party allocation procedure, which Marubeni Corporation announced today.

## ○ Purpose and background to the issue of preferred shares

Marubeni Corporation is currently implementing the "V" PLAN, its new medium-term management plan. The goal of the plan is to reinforce Marubeni's earnings base and improve the company's financial structure. The objectives of the plan call for achieving consolidated net income of 50.0 billion yen, consolidated net interest-bearing debt of 2.0 trillion yen or less and a net D/E ratio in the range of 4 to 5 times by fiscal 2005.

Actual consolidated net income for the first half of Fiscal Year 2003 was 19.7 billion yen. This exceeded the Company's initial projection of 15.0 billion yen, and clearly indicates the steady recovery in earnings capability and strong progress towards the Company's goal of reinforcing its earnings base.

In its effort to improve its financial structure, the Company reduced net interest-bearing debt to 2,168 billion yen as of September 30, achieving its objective of lowering net interest-bearing debt to 2,200 billion yen or less by the end of the current fiscal year well ahead of schedule. Total shareholders' equity was 304.2 billion yen as of September 30, and the net D/E ratio was 7.1. Although the Company improved its net D/E ratio from 8.7 times at the end of March 2003, management recognizes the progress to-date is still insufficient to accomplish its goal. Therefore in addition to accumulating profits for periods, the Company decided to accelerate an increase of shareholders' equity by issuing 75.5 billion yen of preferred shares.

## ○ Summary of the preferred shares

A summary of the preferred shares the Company will issue is provided below.

- Class of stock: Class I Preferred Shares (preferred shares with common share conversion rights)
- Number of newly issued shares: 75.5 million shares
- Issue price: 1,000 yen per share
- Aggregate issue price: 75.5 billion yen
- Issue method: The Company will allocate the shares to financial institutions and customers through a third-party allocation.
- Issue date: December 16, 2003
- Preferred dividend: 20 yen per share per annum
- Conversion Period Start Date: 2 years and 9 months after issue (From September 1, 2006)
- Initial Conversion Price: Market price on the Conversion Period Start Date (However, not less than 50 yen)
- Conversion Price Reset Provision: Downward revisions only
- Conversion Price Reset Floor Price: The higher of 70% of the Initial Conversion Price or 50 yen
- Final Mandatory Conversion Date: After 10 years (December 13, 2013)
- Final Mandatory Conversion Price: Market price on the Final Mandatory Conversion Date
- Final Mandatory Conversion Floor Price: The higher of 70% of the Initial Conversion Price or 50 yen
- Use of proceeds: The Company plans to use the issue proceeds to invest in major operating sectors such as food products distribution, natural resource development and overseas IPP, and to partially repay loans related to these sectors that the Company borrowed in the past.

1. **Kinds of stock**

Because there is a possibility that large-scale dilution would negatively affect the price of the Company's common stock if the Company raised funds by issuing common stock at this time, the Company decided to issue preferred stock as a means to enhance shareholders' equity quickly and minimize the influence of dilution from a possible conversion to common shares at the share price after 2 years and 9 months that will incorporate the achievement of the Company's "V" PLAN.

2. **Issue method**

Because preferred stock convertible into common shares is a form of issue that is unfamiliar to individuals and other ordinary investors, and because the shares will be unlisted and will have little liquidity, the Company decided to issue the preferred shares at this time using a third-party allocation procedure, rather than a public offering. The subscribers for the preferred shares will be financial institutions and major customers.

3. **Conversion Period Start Date**

Although the Company plans to announce its financial statements for the final year of the new medium-term management plan "V" PLAN in May 2005, setting the conversion price at the share price incorporated in the actual results of the plan was believed to be the optimal alternative.

4. **Others**

The Company has not decided at the present time whether it will execute the remaining balance of 24.5 billion yen of its capital enhancement plan. The Company will make a decision, including whether to execute the balance, after carefully reviewing the price of the Company's stock and the trend of the stock market.

The Company firmly believes the increase in shareholders' equity as a result of this preferred share issue will be closely linked to the improvement of its earnings capability and an increase in the Company's creditworthiness and corporate value.

82-616

# Financial Results for the 1st Half and Prospects for FY2003 (US GAAP Basis)

November 7, 2003

Marubeni Corporation

## Operating Results

(billions of yen)

| | FY2002 Results | 1st Half FY2003 1st Quarter | 1st Half FY2003 2nd Quarter | 1st Half FY2003 Total | Variance | Prospects for FY2003 | Progress |
|---|---|---|---|---|---|---|---|
| Total volume of trading transactions | 4,312.4 | 1,783.1 | 2,042.3 | 3,825.4 | -487.0 | 8,200.0 | 47% |
| **Gross trading profit** | 214.6 | 90.9 | 107.7 | 198.6 | -16.0 | 420.0 | 47% |
| Selling, general and administrative expenses | -169.1 | -78.0 | -83.0 | -161.0 | 8.1 | -335.0 | 48% |
| Provision for doubtful accounts | -6.1 | 2.6 | -1.1 | 1.5 | 7.6 | -8.0 | — |
| **Operating profit** | 39.3 | 15.5 | 23.5 | 39.0 | -0.3 | 77.0 | 51% |
| Interest expense, net of interest income | -11.4 | -6.0 | -4.8 | -10.8 | 0.5 | -26.0 | 42% |
| Dividends | 3.6 | 2.2 | 2.2 | 4.4 | 0.8 | 5.0 | 88% |
| Gain (Loss) on investment securities | 0.5 | 1.9 | -0.1 | 1.8 | 1.4 | -10.0 | 41% |
| Gain (Loss) on property and equipment | 1.1 | 0.3 | -0.8 | -0.5 | -1.7 | | |
| Other-net | -6.6 | -0.2 | -5.2 | -5.4 | 1.2 | | |
| **Income (loss) before income taxes and equity in earnings (losses)** | 26.5 | 13.7 | 14.7 | 28.4 | 1.9 | 46.0 | 62% |
| Provision (benefit) for income taxes | -15.2 | -7.2 | -8.4 | -15.6 | -0.4 | -26.0 | 60% |
| Equity in earnings (losses) of affiliated companies | 6.5 | 4.1 | 2.8 | 6.9 | 0.4 | 13.0 | 53% |
| **Net income (loss)** | 17.8 | 10.6 | 9.1 | 19.7 | 1.9 | 33.0 | 60% |
| **Core earnings(*1)** | 55.5 | 19.2 | 30.9 | 50.1 | -5.4 | 103.0 | 49% |

(*1) Core earnings=Operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

## Financial Condition

| | March 31 2003 | September 30 2003 | Variance | Prospects for March 31, 2004 |
|---|---|---|---|---|
| **Total assets** | 4,321.5 | 4,263.5 | -58.0 | 4,200.0 |
| (Current assets) | (2,202.1) | (2,152.9) | (-49.2) | - |
| (Fixed assets) | (2,119.4) | (2,110.6) | (-8.8) | - |
| **Shareholders' equity** | 260.1 | 304.2 | 44.1 | 290.0 |
| **Interest-bearing debt** | 2,745.0 | 2,697.9 | -47.1 | 2,550.0 |
| **Net interest-bearing debt** | 2,264.1 | 2,168.0 | -96.1 | 2,200.0 |
| **D/E ratio(*2)** | 8.71 times | 7.13 times | -1.58 points | 7.59 times |

(*2) D/E ratio is calculated based on net interest-bearing debt.

## Cash Flows

| | 1st Half FY2002 | 1st Half FY2003 |
|---|---|---|
| Cash provided by operating activities | 65.5 | 72.4 |
| Cash provided by investing activities | 80.5 | 10.6 |
| **Free cash flows** | 146.0 | 82.9 |
| Cash used in financing activities | - 202.6 | - 30.1 |
| Effect of exchange rate changes | - 13.6 | 1.0 |
| **(Decrease) increase in cash and cash equivalents** | - 70.2 | 53.8 |

## *Outline of Financial Results for the 1st Half of FY2003*

◆Major Financial Indicators

| | 1st Half FY2002 | 1st Half FY2003 | Variance |
|---|---|---|---|
| ① Foreign Exchange Rate (YEN/USD) | 123.14 | 118.05 | (5.09 yen appreciation) |
| ② Short-term Prime Rate (Japan) | 1.375 | 1.375 | |
| Long-term Prime Rate (Japan) | 1.981 | 1.475 | (0.506% pt. decline) |

◆Main Items

①Total Volume of Trading Transactions… 3,825.4 billion yen

Total volume of trading transactions fell by 487.0 billion yen compared to the previous year.
In real terms, however, the decrease amounted to 409.5 billion yen, considering the decrease due to liquidation and divestiture of subsidiaries of 77.5 billion yen. (Effect from appreciation of the yen was a decrease of approximately 90.0 billion yen.)
By segment, although trading transactions rose by 20.1 billion yen in Metal & Mineral Resources and increased by 18.0 billion yen in Forest Products & General Merchandise, trading transactions decreased by 153.5 billion yen in Plant & Ship, 123.3 billion yen in Telecom & Information and 97.0 billion yen in Agri-marine products.

②Gross Trading Profit… 198.6 billion yen

Gross trading profit fell by 16.0 billion yen over the previous year.
Because of a decrease of 8.4 billion yen from liquidation and divestiture of subsidiaries, however, in real terms the decrease amounted to 7.6 billion yen.
By segment, the change was primarily accounted for by an increase of 2.3 billion yen in Transportation & Industrial Machinery and an increase of 1.1 billion yen in Utility & Infrastructure, offset by a decrease in gross trading profits of Telecom & Information (-5.0 billion yen), Development & Construction (-3.1 billion yen), Agri-Marine Products (-2.8 billion yen) and Chemicals (-2.6 billion yen).

③Selling, General and Administrative Expenses… 161.0 billion yen

Selling, General and Administrative (SG&A) Expenses fell by 8.1 billion yen over the previous year.
The change in real terms, however, was an increase of 0.5 billion yen, reflecting the decrease in SG&A expenses of 8.6 billion yen as a result of liquidation and divestiture of subsidiaries.

④Provision for Doubtful Accounts… 1.5 billion yen (reversal)

Provision for Doubtful Accounts declined by 7.6 billion yen over the previous year, because the large doubtful accounts experienced in the previous year were not repeated and the company reversed the allowance for doubtful accounts because of decreased receivables.

⑤Financial Expenses-net… -10.8 billion yen

Financial Expenses-net improved by 0.5 billion yen compared to the previous year because of a decrease in dollar interest and a reduction of interest-bearing debt.

⑥Dividends Received… 4.4 billion yen

⑦Gain (Loss) on Investment Securities… 1.8 billion yen

A breakdown of the Gain (Loss) on Investment Securities and the main items is provided below.

Gain (Loss) on Sale of Investment Securities 9.7 billion yen
(Listed stocks: 5.3 billion yen; Taiwan IPP stock: 3.2 billion yen)

Evaluation Loss on Investment Securities -7.9 billion yen
(Sithe Energies Inc. stock: -6.0 billion yen)

The Gain (Loss) on Investment Securities improved by 4.4 billion yen compared to the previous year. The Gain (Loss) on Sale of Investment Securities deteriorated by 3.0 billion yen compared to the previous year, because the previous year reflected a large gain booked on an exchange of stock at Vectant Inc. (6.6 billion yen). This was offset, however, by the fact the company did not have the large valuation loss on listed stock (-12.2 billion yen) in the previous year.

⑧Loss on Property and Equipment… -0.5 billion yen

The loss on sale of company-owned property totaled 0.5 billion yen.

⑨Other-net… -5.4 billion yen

The main items were liquidation losses of group companies of -2.0 billion yen and minority interest of -1.1 billion yen.
Although the company did not have a gain on early redemption of corporate bonds (4.5 billion yen) similar to the previous year, Other-net improved by 1.2 billion yen over the previous year. The main factor was improvement in foreign exchange loss (5.1 billion yen).

⑩Equity in Earnings (Losses) of Affiliated Comapnies… 6.9 billion yen

A breakdown of Investment Gain (Loss) Accounted for by the Equity Method is provided below.

| | | |
|---|---|---|
| Uni-Mar Enerji Yatirimlari | 2.2 billion yen | (Compared to previous year -0.9 billion yen) |
| Marubeni-Itochu Steel Inc. | 1.7 billion yen | (Compared to previous year -0.2 billion yen) |
| Daishowa-Marubeni Int'l | 1.6 billion yen | (Compared to previous year +1.2 billion yen) |
| San Roque Power Corp. | 1.1 billion yen | (Compared to previous year +1.1 billion yen) |
| Asano Engineering Co. | -1.1 billion yen | (Compared to previous year -0.2 billion yen) |
| P.T. Chandra Asri | -3.2 billion yen | (Compared to previous year -3.4 billion yen) |

(Note) The figure for P.T. Chandra Asri includes -2.2 billion losses related to impairment charges to its fixed assets.

⑪Net Income (Loss)… 19.7 billion yen

Net Income increased by 1.9 billion yen over the previous year.

⑫Shareholders' Equity… 304.2 billion yen

Increase in retained earnings of 15.2 billion yen (Net profit for the period: +19.7 billion yen, Dividend paid: -4.5 billion yen), improvement in unrealized gain (loss) on investment securities of 22.5 billion yen, and an upward shift in currency translation adjustments of 5.5 billion yen resulted in an increase of 44.1 billion compared to the previous year.

⑬Net Interest-bearing Debt… 2,168.0 billion yen

Interest-bearing debt decreased by 96.1 billion yen over the previous year as a result of capital efficiency improvements, including streamlining of trade receivables and collection of loan receivables.

## *Financial Prospects for FY2003*

**【Assumptions for main indicators】**

| | |
|---|---|
| ① Foreign Exchange Rate (YEN/USD) | approx. 115 yen |
| ② Short-term Prime Rate (Japan) | approx. 1.4% |
| Long-term Prime Rate (Japan) | approx. 1.6% |

**【Financial Yearly Prospects】**

Based on considerations such as uncertainty in the economic environment in and outside Japan, along with foreign exchange, stock price, and interest rate, the prospects announced at the beginning of the fiscal year has remained unchanged.

# Transition of Holding Scheme of Marubeni IPP Assets Overseas



(1) Current Scheme
Marubeni Group
14.86%
25.27%
41.35%
25.00%
U.S.A.
Sithe Energies, Inc.
Taiwan
Everpower IPP Company Ltd.
Philippines
San Roque Power Corporation
Pakistan
Tapal Energy (Private) Ltd.
all over the World
Remaining Assets
●Remaining Assets
MINDANAO I (Philippines)、MINDANAO II (Philippines)、MAHANAGDONG (Philippines)、BANG BO (Thailand)、PPN (India)、RAMAGUNDAM (India)、MARMARA (Turkey)、TERMOVALLE (Colombia)、MIRAVALLES (Costa Rica)、CEDAR BAY (U.S.A.)、RADES (Tunisia)、MILLMERRAN (Australia)、SEC (Spain)
Currently, Marubeni Group holds all overseas IPP assets directly.
From end of Sep., 2003 to end of Nov., 2003
(2) Sithe deals (Acquisition / Sell-off / Succession)
Marubeni Group
all over the World
Remaining Assets
(a)
10.27%
Taiwan
Everpower IPP Company Ltd.
(c)
100.00%
Sithe Asia Holdings Ltd. (SAHL)
An Australian IPP asset
Other assets
Exelon Corp.
(b)
100.00%
U.S.A.
Sithe Energies, Inc.
41.35%
Philippines
San Roque Power Corporation
51.15%
2 Korean IPP Assets etc.
2 Chinese IPP Assets
25.00%
Pakistan
Tapal Energy (Private) Ltd.
24.00%
(a) Marubeni Group sold 15% of Everpower's stake to China Development Investment Bank in Taiwan.
(b) Marubeni Group will sell all of its Sithe Energies, Inc.'s stake to Exelon Corporation.
(c) Marubeni will take over the international assets which are held by Sithe Energies, Inc. (i.e.: SAHL 44.17%, along with other power assets including an Australian Asset) and will purchase the remainder of SAHL's stakes from other SAHL shareholders. After these acquisitions, Marubeni Group will own 100% of SAHL.
Post fiscal year 2004
(3) The concept for Master/Asia Holdco.
Marubeni Corporation
Assets held for sales etc.
100.00%
Third Parties
Strategic Partner / Financial Shareholder
Master Holdco.
Asia Holdco.
Non-Asian Assets
Asian Assets
Marubeni will transfer the most of main overseas IPP assets to the "Master Holdco.", via investment in kind. Further, "Master Holdco." will establish the "Asia Holdco." and transfer almost all Asian assets to it, in order to introduce third party's equity for achievement of Asia-centered growth scenario.

Marubeni
CORPORATION

# Outline of Financial Results for 1st Half FY2003

November 7, 2003

**Marubeni Corporation**

(TSE Code: 8002)

** This document is an English translation of a statement written initially in Japanese.*
*The original in Japanese should be considered the primary version.*

# Agenda


Marubeni
CORPORATION

# 1. Financial Highlights



| (billions of yen) | FY00 1st Half | FY00 2nd Half | FY00 Yearly | FY01 1st Half | FY01 2nd Half | FY01 Yearly | FY02 1st Half | FY02 2nd Half | FY02 Yearly | FY03 1st Half | (Change from 1st Half FY02) | FY03 Yearly Pros. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total volume of trading transactions | 4,499.5 | 4,937.4 | 9,436.9 | 4,525.2 | 4,447.0 | 8,972.2 | 4,312.4 | 4,480.9 | 8,793.3 | 3,825.4 | (-487.0) | 8,200.0 |
| Gross trading profit * | 242.1 | 237.7 | 479.8 | 224.4 | 213.6 | 438.0 | 214.6 | 210.0 | 424.6 | 198.6 | (-16.0) | 420.0 |
| SGA expenses * | -199.2 | -199.0 | -398.2 | -198.9 | -191.9 | -390.8 | -169.1 | -174.4 | -343.5 | -161.0 | (+8.1) | -335.0 |
| **Adjusted operating profit** | **42.9** | **38.7** | **81.6** | **25.5** | **21.7** | **47.2** | **45.4** | **35.7** | **81.1** | **37.5** | **(-7.9)** | **85.0** |
| Other restructuring costs | | | | | | | | | | | | |
| Gross trading profit | | | | -4.0 | 2.8 | -1.2 | | | | | | |
| SGA expenses | | -2.2 | -2.2 | -1.0 | -0.3 | -1.3 | | -2.1 | -2.1 | | | |
| Provision for doubtful accounts | -14.0 | -23.9 | -37.9 | -39.4 | -4.6 | -43.9 | -6.1 | 0.4 | -5.7 | 1.5 | (+7.6) | -8.0 |
| Operating profit | 28.9 | 12.6 | 41.5 | -18.8 | 19.8 | 0.8 | 39.3 | 34.1 | 73.4 | 39.0 | (-0.3) | 77.0 |
| Interest expense-net | -14.5 | -15.0 | -29.5 | -15.1 | -14.4 | -29.5 | -11.4 | -12.1 | -23.5 | -10.8 | (+0.5) | -26.0 |
| Dividends received | 3.0 | 4.7 | 7.7 | 4.4 | 3.1 | 7.5 | 3.6 | 3.2 | 6.8 | 4.4 | (+0.8) | 5.0 |
| Minority interests in earnings of subsidiaries | -0.2 | -0.7 | -0.9 | -1.0 | -0.2 | -1.2 | -1.0 | -2.2 | -3.2 | -1.1 | (-0.1) | } |
| Others | -8.4 | -3.7 | -12.1 | -128.2 | -14.5 | -142.7 | -4.0 | -16.3 | -20.3 | -3.0 | (+1.0) | } -10.0 |
| Income/losses before income taxes and equity in earnings/losses | 8.8 | -2.1 | 6.7 | -158.8 | -6.4 | -165.2 | 26.5 | 6.7 | 33.2 | 28.4 | (+1.9) | 46.0 |
| Income/losses before equity in earnings | -3.6 | 1.8 | -1.8 | -98.0 | 0.5 | -97.5 | 11.3 | 5.6 | 16.9 | 12.8 | (+1.5) | 20.0 |
| Equity in earnings/losses -net * | 9.7 | 7.2 | 16.9 | -1.0 | 2.4 | 1.4 | 6.5 | 6.9 | 13.4 | 8.2 | (+1.7) | 13.0 |
| Restructuring costs in equity in earnings/losses | | | | -8.0 | -12.3 | -20.3 | | | | -1.3 | (-1.3) | |
| **Net income/loss** | **6.1** | **8.9** | 15.0 | **-107.0** | -9.4 | **-116.4** | **17.8** | **12.5** | **30.3** | **19.7** | **(+1.9)** | **33.0** |

* excluding restructuring costs

## 2. Consolidated Financial Results for 1st Half FY03

| (billions of yen) | 1st Half FY02 | 1st Half FY03 | (Variance) | FY02 Results | FY03 Yearly Pros. | (Variance) |
|---|---|---|---|---|---|---|
| Gross trading profit * | 214.6 | 198.6 | (-16.0) | 424.6 | 420.0 | (-4.6) |
| SGA expenses * | -169.1 | -161.0 | (+8.1) | -343.5 | -335.0 | (+8.5) |
| Adjusted operating profit | 45.4 | 37.5 | (-7.9) | 81.1 | 85.0 | (+3.9) |
| Dividends received | 3.6 | 4.4 | (+0.8) | 6.8 | 5.0 | (-1.8) |
| Equity in earnings * | 6.5 | 8.2 | (+1.7) | 13.4 | 13.0 | (-0.4) |
| **Core earnings** | **55.5** | **50.1** | (-5.4) | **101.3** | **103.0** | (+1.7) |
| Interest expense-net | -11.4 | -10.8 | (+0.5) | -23.5 | -26.0 | (-2.5) |
| **Total** | **44.1** | **39.3** | (-4.8) | **77.8** | **77.0** | (-0.8) |
| **Net income** | **17.8** | **19.7** | (+1.9) | **30.3** | **33.0** | (+2.7) |

*excluding restructuring costs

| | Sep. 2002 | Sep. 2003 | (Variance) | Mar. 2003 | Pros. For Mar. 2004 | (Variance) |
|---|---|---|---|---|---|---|
| **Total assets** | 4,401.2 | 4,263.5 | (-137.7) | 4,321.5 | 4,200.0 | (-121.5) |
| **Net interest-bearing debt** | 2,512.7 | 2,168.0 | (-344.7) | 2,264.1 | 2,200.0 | (-64.1) |
| **Shareholders' equity** | 257.9 | 304.2 | (+46.3) | 260.1 | 290.0 | (+29.9) |
| **Net D/E ratio** | 9.7 times | 7.1 times | (-2.6 points) | 8.7 times | 7.6 times | (-1.1 points) |

# 3. Balance Sheets



| (billions of yen) | Mar. 01 | Mar. 02 | Mar. 03 | Sep. 03 | (Change from Mar. 03) | Pros. For Mar. 04 |
|---|---|---|---|---|---|---|
| Current assets | 2,772.8 | 2,487.6 | 2,202.1 | 2,152.9 | (-49.2) | |
| Investment/Fixed assets | 2,547.8 | 2,318.1 | 2,119.4 | 2,110.6 | (-8.8) | |
| Total assets | 5,320.6 | 4,805.7 | 4,321.5 | 4,263.5 | (-58.0) | 4,200.0 |
| Short-term loans (*) | 1,311.5 | 1,247.3 | 963.3 | 1,039.4 | (+76.2) | |
| Long-term interest-bearing debt | 2,116.9 | 1,937.6 | 1,781.6 | 1,658.5 | (-123.2) | |
| Interest-bearing debt | 3,428.4 | 3,184.9 | 2,745.0 | 2,697.9 | (-47.1) | 2,550.0 |
| Net interest-bearing debt | 3,089.8 | 2,712.9 | 2,264.1 | 2,168.0 | (-96.1) | 2,200.0 |
| Shareholders' equity | 342.3 | 263.9 | 260.1 | 304.2 | (+44.1) | 290.0 |
| Net D/E ratio (times) | 9.0 times | 10.3 times | 8.7 times | 7.1 times | (-1.6 points) | 7.6 times |
| Equity ratio (%) | 6.43% | 5.49% | 6.00% | 7.14% | (+1.14%) | 6.90% |
| Current ratio (%) | 101.80% | 101.90% | 104.60% | 101.50% | (-3.1%) | - |

(*) including current portion of long-term debt

# 4. Gross Trading Profit and SGA Expenses


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
Gross trading profit *
SGA expenses *
Adjusted operating profit
250
230
210
190
170
150
-250
-230
-210
-190
-170
-150
242.1
237.7
224.4
213.6
214.6
210.0
198.6
-199.2
-199.0
-198.9
-191.9
-169.1
-174.4
-161.0
¥42.9 bn
¥38.7 bn
¥25.5 bn
¥21.7 bn
¥45.4 bn
¥35.7 bn
¥37.5 bn
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

* excluding restructuring costs

# 5. Core Earnings

| (billions of yen) | FY00 1st Half | 2nd Half | FY01 1st Half | 2nd Half | FY02 1st Half | 2nd Half | FY03 1st Half |
|---|---|---|---|---|---|---|---|
| Adjusted operating profit | 42.9 | 38.7 | 25.5 | 21.7 | 45.4 | 35.7 | 37.5 |
| Dividend received | 3.0 | 4.7 | 4.4 | 3.1 | 3.6 | 3.2 | 4.4 |
| Equity in earnings (excluding restructuring costs) | 9.7 | 7.2 | -1.0 | 2.4 | 6.5 | 6.9 | 8.2 |
| **Core earnings** | **55.6** | **50.6** | **28.9** | **27.2** | **55.5** | **45.8** | **50.1** |
| Interest expense-net | -14.5 | -15.0 | -15.1 | -14.4 | -11.4 | -12.1 | -10.8 |
| **Total** | **41.1** | **35.6** | **13.8** | **12.8** | **44.1** | **33.7** | **39.3** |


Core earnings
(billions of yen)
Core earnings
Interest expense-net
(billions of yen)
Interest expense-net
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-60.0
-50.0
-40.0
-30.0
-20.0
-10.0
0.0
55.6
50.6
28.9
27.2
55.5
45.8
50.1
41.1
35.6
13.8
12.8
44.1
33.7
39.3
-14.5
-15.0
-15.1
-14.4
-11.4
-12.1
-10.8
(Note) ・Core earnings=Adjusted operating profit+Dividends received ± Equity in earnings(excluding restructuring costs)
・Interest expense-net =Interest income−Interest expense
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

# 6. Gross Trading Profit and Net Profit by Operating Segment



(billions of yen)
Gross trading profit
Net profit
Left: FY02 1st Half
Middle: FY03 1st Half
Right: FY03 Yearly Prospects (at May 2003)
80
70
60
50
40
30
20
10
0
-10
28.7 3.7 25.9 3.6 59.5 7.0
11.8 0.9 11.9 1.2 24.5 1.5
20.7 2.6 19.1 3.1 43.5 5.5
16.4 3.5 13.7 3.1 25.5 3.0
17.2 5.2 15.6 4.6 30.5 5.5
6.9 0.8 6.1 2.3 13.5 3.0
26.7 2.8 29.1 1.3 54.5 3.0
5.3 4.1 6.4 3.2 16.0 5.0
5.9 1.9 5.3 -3.0 12.0 -5.0
14.0 -2.5 11.0 -2.1 28.5 0.0
3.5 2.7 2.5 1.3 6.5 2.0
15.7 -3.1 10.7 -4.7 23.0 -7.5
43.9 6.4 43.2 6.1 78.0 4.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

# 7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

## Core Earnings (billions of yen)

| Segment | 1st Half FY02 | 1st Half FY03 | FY03 Yearly Pros. (at May 2003) |
|---|---|---|---|
| Agri-Marine Products | 8.1 | 5.8 | 16.5 |
| Textile | 2.1 | 2.5 | 5.0 |
| Forest Products & General Merchandise | 6.6 | 5.8 | 12.0 |
| Chemicals | 5.3 | 4.7 | 7.5 |
| Energy | 9.0 | 8.0 | 13.5 |
| Metals & Mineral Resources | 3.0 | 2.7 | 6.0 |
| Transportation & Industrial Machinery | 4.6 | 5.0 | 9.0 |
| Utility & Infrastructure | 3.1 | 2.7 | 7.0 |
| Plant & Ship | 2.6 | -1.5 | -3.5 |
| Development & Construction | 3.0 | 0.4 | 7.0 |
| Finance & Logistics Business | -0.1 | 0.0 | -0.5 |
| Telecom & Information | -4.3 | -4.0 | -6.0 |
| Overseas Corporate Subsidiaries & Branches | 11.5 | 10.0 | 13.0 |

## Total Assets (billions of yen)

| Segment | Mar. 03 | Sep. 03 | Mar. 04 Prospects (at May 2003) |
|---|---|---|---|
| Agri-Marine Products | 347.5 | 350.3 | 384.0 |
| Textile | 123.9 | 134.8 | 138.0 |
| Forest Products & General Merchandise | 299.0 | 322.9 | 327.0 |
| Chemicals | 147.4 | 153.2 | 149.0 |
| Energy | 348.3 | 309.1 | 357.0 |
| Metals & Mineral Resources | 157.8 | 166.9 | 177.0 |
| Transportation & Industrial Machinery | 292.6 | 315.6 | 298.0 |
| Utility & Infrastructure | 232.2 | 274.1 | 295.0 |
| Plant & Ship | 392.2 | 356.9 | 364.0 |
| Development & Construction | 377.0 | 363.6 | 351.0 |
| Finance & Logistics Business | 169.5 | 164.2 | 135.0 |
| Telecom & Information | 245.1 | 155.4 | 143.0 |
| Overseas Corporate Subsidiaries & Branches | 552.1 | 544.0 | 510.0 |

# 8. Cash Flows



| (billions of yen) | FY01 Yearly | FY02 Yearly | FY03 1st Half | Major factors during 1st Half FY03 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income(losses) | -116.4 | 30.3 | 19.7 | |
| Adjustments to reconcile net income (losses) to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 71.1 | 63.7 | 25.3 | |
| Provision for doubtful accounts | 43.9 | 5.7 | -1.5 | |
| Other | 71.7 | -2.1 | 5.2 | |
| **Sub total** | 186.7 | 67.3 | 29.0 | |
| Changes in assets and liabilities concerening operating activities: | 124.4 | 91.6 | 14.1 | Decrease in working capital due to reduction of accounts receivable, etc. |
| Other | 3.8 | 5.5 | 9.5 | |
| **Net cash provided by operating activities** | 198.5 | 194.8 | 72.4 | |
| **Investing activities** | | | | |
| Purchase and sales/redemptions of securities and other investments -net | 66.3 | 25.3 | 4.6 | |
| Purchase and sales of property and equipment and property leased to others -net | -57.3 | -11.9 | -19.3 | Asset purchase by a leasing subsidiary of Marubeni America Corporation |
| Collection of loans receivable -net | 55.9 | 103.8 | 31.3 | Acceleration of collection of loans receivable |
| Other | 9.6 | -4.0 | -6.0 | |
| **Net cash provided by investing activities** | 74.5 | 113.2 | 10.6 | |
| **Free cash flows** | 273.0 | 308.0 | 82.9 | |
| **Financing activities** | | | | |
| Increase and decrease in interest-bearing debt -net | -152.6 | -295.1 | -25.2 | |
| Other | 2.5 | 1.1 | -4.9 | |
| **Net cash used in financing activities** | -150.1 | -294.0 | -30.1 | |
| Effect of exchange rate changes on cash and cash equivalents | 13.9 | -14.1 | 1.0 | |
| **Net increase(decrease) in cash and cash equivalents** | 136.8 | -0.1 | 53.8 | |

(billions of yen)

| | |
|---|---|
| Decrease in gross interest-bearing debt on the balance sheets | -47.1 |
| Decrease in gross interest-bearing debt in cash flow | -25.2 |
| Difference | 22.0 |
| (Breakdown of the difference) | |
| Decrease due to the exchange rate | -3.0 |
| Increase with the adoption of FASB133 | -19.0 |


Marubeni
CORPORATION

# 9. Shareholders' Equity

| (billions of yen) | Mar. 01 | Mar. 02 | Mar. 03 | Sep. 03 | (Change from Mar. 03) | Pros. for Mar. 04 |
|---|---|---|---|---|---|---|
| Shareholders' equity | 342.3 | 263.9 | 260.1 | 304.2 | (+44.1) | 290.0 |
| **Net DE ratio** | **9.0 times** | **10.3 times** | **8.7 times** | **7.1 times** | **(-1.6 points)** | **7.6 times** |

(billions of yen)
400
300
200
100
0

Net D/E Ratio

10.3 times
9.0 times
8.7 times
7.1 times

342.3
263.9
260.1
304.2

Shareholders' equity

Mar 01 Mar 02 Mar 03 Sep 03

10times
8times
6times

**<Breakdown of Shareholders' Equity as of Sep.03>**

| (billions of yen) | | Change from Mar. 2003 |
|---|---|---|
| Common stock and additional paid in capital | 281.8 | ( - ) |
| Retained earnings | 80.0 | (+15.2) |
| Net unrealized losses on investment securities | 14.1 | (+22.5) |
| Currency translation adjustments | -67.2 | (+5.5) |
| Minimum pension liability adjustment | -0.6 | ( - ) |
| Net unrealized losses on derivatives | -3.9 | (+0.9) |
| Treasury stocks | -0.1 | ( - ) |
| Total shareholders' equity | 304.2 | (+44.1) |


Marubeni
CORPORATION

# 10. Interest Coverage Ratio

| (billions of yen) | FY01 1st Half | 2nd Half | FY02 1st Half | 2nd Half | FY03 1st Half |
|---|---|---|---|---|---|
| Adjusted operating profit | 25.5 | 21.7 | 45.4 | 35.7 | 37.5 |
| Interest income | 29.2 | 16.6 | 14.3 | 12.3 | 11.0 |
| Dividends | 4.4 | 3.1 | 3.6 | 3.2 | 4.4 |
| Depreciation and amortization | 37.7 | 33.4 | 36.7 | 27.0 | 25.3 |
| Total EBITDA (a) | **96.8** | **74.8** | **100.0** | **78.2** | **78.2** |
| Interest expense (b) | -44.3 | -31.0 | -25.7 | -24.4 | -21.8 |
| Interest coverage (a)/(b) | **219%** | **241%** | **389%** | **320%** | **359%** |

(billions of yen)

| | FY01 1st Half | 2nd Half | FY02 1st Half | 2nd Half | FY03 1st Half |
|---|---|---|---|---|---|
| EBITDA | 96.8 | 74.8 | 100.0 | 78.2 | 78.2 |
| Interest expense | -44.3 | -31.0 | -25.7 | -24.4 | -21.8 |
| Interest Coverage Ratio(%) | 219% | 241% | 389% | 320% | 359% |

Axis: 0.0, 20.0, 40.0, 60.0, 80.0, 100.0, 120.0


Marubeni
CORPORATION

# 11. Number and Consolidated Profits & Losses of Group Firms

Consolidated profit/loss (billions of yen)

■ Surplus amount □ Deficit amount ▨ Net consolidated profit

| | FY00 1st Half | 2nd Half | FY01 1st Half | 2nd Half | FY02 1st Half | 2nd Half | FY03 1st Half |
|---|---|---|---|---|---|---|---|
| Surplus amount | 32.8 | 33.5 | 27.7 | 23.3 | 39.3 | 26.0 | 36.8 |
| Deficit amount | -18.7 | -15.9 | -66.2 | -41.3 | -17.4 | -13.7 | -21.9 |
| Net consolidated profit | 14.1 | 17.6 | -38.5 | -18.0 | 21.9 | 12.2 | 14.9 |

| | FY00 Sep. 00 | Mar. 01 | FY01 Sep. 01 | Mar. 02 | FY02 Sep. 02 | Mar. 03 | FY03 Sep. 03 |
|---|---|---|---|---|---|---|---|
| Number of profit-making firms | 441 | 480 | 403 | 391 | 385 | 375 | 361 |
| Number of loss-making firms | 195 | 118 | 180 | 124 | 115 | 109 | 123 |
| **Total number of consolidated group firms** | **636** | **598** | **583** | **515** | **500** | **484** | **484** |
| **Loss-making firm ratio** | 30.7% | 19.7% | 30.9% | 24.1% | 23.0% | 22.5% | 25.4% |



# 12. Major Profit-making & Loss-making Firms

| Consolidated profit / loss (billions of yen) | | FY02 1st Half | FY02 2nd Half | FY02 Yearly | FY03 1st Half | FY03 Yearly Pros. (at May 2003) | |
|---|---|---|---|---|---|---|---|
| **<Major Profit-making firms>** | | | | | | | |
| Subsidiaries | M. America (100%) | 3.1 | -0.7 | 2.4 | 2.8 | 2.8 | |
| | M. LNG International (100%) | 0.6 | 1.7 | 2.3 | 1.6 | 1.3 | |
| | M. Real Estate Co., Ltd. (100%) | 0.5 | 0.1 | 0.6 | 0.8 | 0.4 | |
| | M. Aluminium Australia (100%) | 1.0 | 0.2 | 1.2 | 0.8 | 0.8 | |
| | M. Energy (100%) | 0.5 | 0.9 | 1.4 | 0.6 | 0.9 | |
| Affiliated Companies | Uni-Mar Energi (33.3%) | 3.1 | 2.4 | 5.5 | 2.2 | 2.2 | |
| | Marubeni-Itochu Steel Inc. (50%) | 1.9 | 1.4 | 3.3 | 1.7 | 2.7 | |
| | Daishowa-Marubeni Int'l (50%) | 0.4 | -0.1 | 0.3 | 1.6 | 0.8 | |
| | San Roque Power (41.35%) | - | - | - | 1.1 | 2.1 | |
| | Thai Cold Rolled Steel Sheet (37.57%) | 0.3 | 0.5 | 0.8 | 0.7 | 0.5 | |
| **<Major Loss-making firms>** | | | | | | | |
| Subsidiaries | Vectant Group (100%) | -3.7 | -1.6 | -5.3 | -2.5 | -5.6 | |
| | MIECO (100%) | 1.1 | -0.7 | 0.4 | -2.2 | -1.6 | |
| | Meditec Corporation (100%) | -0.5 | -2.4 | -2.9 | -1.6 | -1.3 | |
| | Marubeni Chikusan Corp. (99.98%) | 0.0 | -0.2 | -0.2 | -1.1 | 0.3 | |
| | MC Estate Ltd. (100%) (former Marubeni Construction Co.) | -0.7 | -0.6 | -1.3 | -0.9 | -3.0 | → Transfer of Construction Division in Sep. 03 |
| Affiliated Companies | MUSI Pulp Project (45%) | -0.8 | -0.3 | -1.1 | -1.4 | -3.1 | |
| | Asano Engineering Co. (47.5%) | -0.9 | 0.5 | -0.4 | -1.1 | -0.9 | |
| | PT Chandra Asri (24.6%) | 0.2 | -2.2 | -2.0 | -1.0 * | -2.2 | |
| | Japan Cablenet Ltd. (23%) | -0.3 | -0.1 | -0.4 | -0.2 | -0.3 | |

(*)excluding Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)

# 13. <Reference> Non-consolidated Financial Results for 1st Half FY03

Marubeni CORPORATION

| (billions of yen) | FY02 1st Half | 2nd Half | FY02 Yearly | FY03 1st Half | FY03 Yearly Pros. |
|---|---|---|---|---|---|
| **<Business Results>** | | | | | |
| Total volume of trading transactions | 3,375.6 | 3,509.7 | 6,885.3 | 2,817.2 | |
| Gross trading profit | 57.2 | 59.9 | 117.1 | 53.4 | - |
| Operating profit | 10.8 | 5.9 | 16.7 | 6.8 | - |
| Ordinary profit | 8.9 | 21.4 | 30.3 | 10.4 | |
| Net income(loss) | 6.4 | 4.0 | 10.4 | 6.6 | 12.0 |

**<Balance Sheets>**

| | Sep. 02 | Mar. 03 | Sep. 03 |
|---|---|---|---|
| Total assets | 2,673.9 | 2,733.5 | 2,726.6 |
| Shareholders' equity | 257.6 | 257.1 | 276.6 |
| Interest-bearing debt | 1,780.6 | 1,736.3 | 1,732.4 |
| (Net interest-bearing debt) | 1,567.4 | 1,463.3 | 1,423.0 |
| Net D/E ratio (times) | 6.1 times | 5.7 times | 5.1 times |

Marubeni CORPORATION

# *Interim Financial Results for FY2003*

## (April 1, 2003～September 30, 2003)

November 14, 2003

## Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese.*

*The original in Japanese should be considered the primary version.*

# Interim Financial Results for FY2003

## Contents

### I. Consolidated Financial Results for 1st Half FY2003



### <Reference>

Summary of Consolidated Financial Statements for 1st Half FY2003

**Disclaimer Regarding Forward-Looking Statements**

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

# I. Consolidated Financial Results for 1st Half FY2003

# Marubeni Corporation

## 1. Consolidated Statements of Operations

| | *Millions of yen* | | | |
|---|---|---|---|---|
| | ***Six months ended*** **September 30** | | | |
| | **2003** | **2002** | **Variance** | |
| Total volume of trading transactions | **¥ 3,825,357** | ¥ 4,312,403 | ¥ - 487,046 | - 11.3 % |
| Gross trading profit | **¥ 198,550** | ¥ 214,555 | ¥ - 16,005 | - 7.5% |
| (ratio) | **(5.19%)** | (4.98%) | | |
| Expenses: | | | | |
| Selling, general and administrative expenses | **- 161,041** | - 169,123 | 8,082 | - 4.8 % |
| Provision for doubtful accounts | **1,450** | - 6,128 | 7,578 | - |
| Total | **- 159,591** | - 175,251 | 15,660 | - 8.9 % |
| Operating profit (loss) | **38,959** | 39,304 | - 345 | - 0.9 % |
| Other income (expenses): | | | | |
| Interest expense, net of interest income | **- 10,840** | - 11,389 | 549 | - 4.8 % |
| Dividends | **4,379** | 3,565 | 814 | 22.8 % |
| Gain (loss) on investment securities | **1,817** | 455 | 1,362 | - |
| Gain (loss) on property and equipment | **- 530** | 1,131 | - 1,661 | - |
| Other – net | **- 5,408** | - 6,578 | 1,170 | - |
| Total | **- 10,582** | - 12,816 | 2,234 | - |
| Income (loss) before income taxes and equity in earnings (losses) of affiliated companies | **28,377** | 26,488 | 1,889 | 7.1 % |
| Provision for income taxes | **- 15,564** | - 15,207 | - 357 | 2.3 % |
| Income (loss) before equity in earnings (losses) of affiliated companies | **12,813** | 11,281 | 1,532 | 13.6 % |
| Equity in earnings (losses) of affiliated companies-net (after income tax effects) | **6,890** | 6,522 | 368 | 5.6 % |
| Net income (loss) | **¥ 19,703** | ¥ 17,803 | ¥ 1,900 | 10.7 % |

*These financial statements are based on US GAAP.

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.
Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

## 1. Total volume of trading transactions and Gross trading profit by operating segment:

| (billions of yen) | Total volume of trading transactions | | Gross trading profit | | |
|---|---|---|---|---|---|
| | 1st Half FY2003 | Variance from same period of previous year | 1st Half FY2003 | Variance from same period of previous year | (Main reasons for increase/ decrease of Gross trading profit) |
| Agri-Marine Products | 381.2 | -97.0 | 25.9 | -2.8 | Decrease in marine products, livestock, and beverage-related business |
| Textile | 172.1 | -7.2 | 11.9 | 0.1 | Remaining at same level as the same period of the previous year |
| Forest Products & General Merchandise | 381.6 | 18.0 | 19.1 | -1.6 | Decrease in profit ratio in paper related business and building material |
| Chemicals | 278.7 | -7.4 | 13.7 | -2.6 | Decrease in electronic materials and vinyl chloride/alkali, unconsolidation of subsidiaries |
| Energy | 1,008.9 | -86.1 | 15.6 | -1.6 | Decrease in crude oil dealing |
| Metals & Mineral Resources | 243.0 | 20.1 | 6.1 | -0.8 | Decrease due to foreign exchange |
| Transportation & Industrial Machinery | 344.0 | 9.0 | 29.1 | 2.3 | Increase in industrial machinery and aircraft related business, and increase due to transfer of digital product businesses |
| Utility & Infrastructure | 134.5 | -43.4 | 6.4 | 1.1 | Increase in an Abu Dhabi water pipe project |
| Plant & Ship | 283.8 | -153.5 | 5.3 | -0.6 | Decrease in transactions of energy & chemical plants towards Middle East and Africa |
| Development & Construction | 67.7 | 3.2 | 11.0 | -3.1 | Decrease in domestic housing projects and sales of overseas leased buildings |
| Finance & Logistics Business | 9.3 | -13.3 | 2.5 | -1.0 | Decrease due to unconsolidation of leasing subsidiaries |
| Telecom & Information | 81.2 | -123.3 | 10.7 | -5.0 | Decrease due to unconsolidation of subsidiaries and transfer of digital product business |
| Domestic Branches and Offices | 75.3 | -14.8 | 2.1 | -1.6 | Decrease in development & construction-related business |
| Overseas Corporate Subsidiaries | 575.9 | -1.7 | 41.1 | 0.9 | Increase due to unconsolidation of leasing subsidiaries |
| Corporate & elimination, etc. | -211.8 | 10.4 | -2.0 | 0.3 | |
| Consolidated | 3,825.4 | -487.0 | 198.6 | -16.0 | |

## 2. Expenses:

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Selling, general and administrative expenses | - 161.0 | - 169.1 | 8.1 | |
| (Personnel expenses) | ( - 78.9) | ( - 84.0) | ( 5.1) | Decrease in employees' retirement benefits expense due to introduction of cash balance plan at Parent +2.5 |
| (Transportation expenses) | ( - 6.1) | ( - 6.5) | ( 0.4) | |
| (Service commisions) | ( - 6.4) | ( - 7.3) | ( 0.8) | |
| (Depreciation expenses) | ( - 10.6) | ( - 11.0) | ( 0.3) | |
| Provision for doubtful accounts | 1.5 | - 6.1 | 7.6 | NATIONAL STEEL +1.2(reversal), Ohira Development posted previous year +3.8 |
| Total | - 159.6 | - 175.3 | 15.7 | |

## 3. Financial Expenses:

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Interest income | 11.0 | 14.3 | - 3.3 | Decrease in assets |
| Interest expense | - 21.8 | - 25.7 | 3.9 | Decrease in interest-bearing debt |
| (Interest - net) | ( - 10.8) | ( - 11.4) | ( 0.5) | (Breakdown of dividends) |
| Dividends | 4.4 | 3.6 | 0.8 | Parent: 2.1 (Domestic 1.5, Overseas 0.6), Domestic subsidiaries: 0.2, Overseas subsidiaries: 2.1 |
| Total | - 6.5 | - 7.8 | 1.3 | |

## 4. Gain (loss) on investment securities:

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | (Main reasons for increase/ decrease of Gain/loss on investment securities (Variance from same period of previous year)) |
|---|---|---|---|---|
| Gain (loss) on investment securities | 9.7 | 12.8 | - 3.0 | Profit on sale of listed stock 5.3 (+2.8), Profit on stock sales of Taiwan IPP 3.2(+3.2), Gain from GAL equity swap posted previous year 0(-6.6) |
| Evaluation losses on investment securities | - 7.9 | - 12.3 | 4.4 | Loss resulted from valuation of listed stock posted previous year 0 (+12.2), Sithe related appraisal loss -6.0 (-6.0) |
| Total | 1.8 | 0.5 | 1.4 | |

## 5. Gain (loss) on property and equipment:

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Gain on sales of property and equipment | 0.6 | 1.6 | - 0.1 | Profit in sales of company residence in Jakarta (Posted previous term) -0.5 etc. |
| Loss on sales of property and equipment/ appraisal losses | - 1.1 | - 0.5 | - 0.7 | |
| Total | - 0.5 | 1.1 | - 1.7 | |

## 6. Other-net

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | (Main reasons for increase/ decrease) |
|---|---|---|---|---|
| Gain (loss) on foreign exchange | - 0.4 | - 5.5 | 5.1 | (03/3:@120.20→03/9:@111.25 (↑:8.95) ／ 02/3:@133.25→02/9:@122.60 (↑:10.65)) |
| Loss on affiliated companies | - 2.0 | - 0.7 | - 1.3 | Losses related to an Agri-marine related subsidiary -1.2 etc. |
| Minority interests in consolidated subsidiaries | - 1.1 | - 1.0 | - 0.1 | |
| Other | - 1.9 | 0.6 | - 2.5 | Gain on early redemption of corporate bonds posted previous year -4.5 |
| Total | - 5.4 | - 6.6 | 1.2 | |

## 7. Equity in earnings and losses (after income tax effects)

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | |
|---|---|---|---|---|
| Uni-Mar Enerji | 2.2 | 3.1 | - 0.1 | Decrease due to foreign exchange |
| Marubeni-Itochu Steel Inc. | 1.7 | 1.9 | - 0.0 | |
| Daishowa-Marubeni | 1.6 | 0.4 | 0.1 | Improvement in gain (loss) on foreign exchange |
| SAN ROQUE POWER | 1.1 | - | 1.1 | Start of operation |
| Asano Engineering | - 1.1 | - 0.9 | - 0.0 | |
| P.T.CHANDRA ASRI | - 3.2 | 0.2 | - 0.3 | Impairment charges to fixed assets (-2.2) |
| Other | 4.6 | 1.8 | 0.3 | |
| Total | 6.9 | 6.5 | 0.1 | |

Marubeni Corporation

## 2. Consolidated Balance Sheets

| | *Millions of yen* | | |
|---|---|---|---|
| | **September 30 2003** | March 31 2003 | **Variance** |
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents, and time deposits | **¥ 529,925** | ¥ 480,842 | **¥ 49,083** |
| Investment securities | **17,057** | 13,290 | **3,767** |
| Notes and accounts receivable - trade: | | | |
| Notes receivable | **109,673** | 108,048 | **1,625** |
| Accounts receivable | **749,639** | 824,784 | **- 75,145** |
| Due from affiliated companies | **125,589** | 131,655 | **- 6,066** |
| Allowance for doubtful accounts | **- 28,651** | - 32,068 | **3,417** |
| Inventories | **393,425** | 397,714 | **- 4,289** |
| Advance payments to suppliers | **57,777** | 67,741 | **- 9,964** |
| Deferred income taxes | **34,052** | 34,594 | **- 542** |
| Prepaid expenses and other current assets | **164,384** | 175,474 | **- 11,090** |
| Total current assets | **2,152,870** | 2,202,074 | **- 49,204** |
| Investments and long-term receivables: | | | |
| Affiliated companies | **363,498** | 364,648 | **- 1,150** |
| Securities and other investments | **495,411** | 450,544 | **44,867** |
| Notes, loans and accounts receivable - trade | **339,910** | 356,349 | **- 16,439** |
| Allowance for doubtful accounts | **- 105,691** | - 110,462 | **4,771** |
| Property leased to others, at cost, less accumulated depreciation | **204,674** | 201,871 | **2,803** |
| Total investments and long-term receivables | **1,297,802** | 1,262,950 | **34,852** |
| Net property and equipment | **454,853** | 460,331 | **- 5,478** |
| Prepaid pension cost | **112,214** | 113,005 | **- 791** |
| Deferred income taxes | **135,582** | 157,335 | **- 21,753** |
| Intangible fixed assets | **46,746** | 42,236 | **4,510** |
| Goodwill | **24,763** | 23,553 | **1,210** |
| Other assets | **38,688** | 59,998 | **- 21,310** |
| Total assets | **¥4,263,518** | ¥4,321,482 | **¥ - 57,964** |

*These financial statements are based on US GAAP.

## 1. Major Increase/Decrease

### Assets

| | Billions of yen | | |
|---|---|---|---|
| | Sept. 03 | Variance from Mar. 03 | |
| Cash and cash equivalents, and time deposits | 529.9 | + 49.1 | Increase mainly in Parent and a financial subsidiary |
| Notes and accounts receivable-trade | 749.6 | - 75.1 | Decrease in *Transportation, Energy, etc.* |
| Due from affiliated companies | 125.6 | - 6.1 | Decrease in trade receivable, short-term loans receivable |
| Advance payments to suppliers | 57.8 | - 10.0 | Decrease mainly in Marubeni America Corporation (Helena Chemical) |
| Other current assets | 164.4 | - 11.1 | Decrease in Parent regarding money trust |
| Securities and other investments | 495.4 | + 44.9 | Rise of market value of listed shares held by Parent<br>Increase in investment of a machinery related subsidiary |
| Long-term receivables | 339.9 | - 16.4 | Decrease due to disposal of overseas accounts receivable and repayment before maturity<br>Decrease in doubtful accounts |
| Other fixed assets | 38.7 | - 21.3 | Decrease in derivative assets in Parent |
| Deferred income tax assets (current & fixed) | 169.6 | - 22.3 | |
| Deferred income tax liabilities (current & fixed) | 20.5 | + 7.5 | |
| Net deferred income tax assets | 149.2 | - 29.8 | |

Marubeni Corporation

## 2. Consolidated Balance Sheets (continued)

| | *Millions of yen* | | |
|---|---|---|---|
| | **September 30 2003** | March 31 2003 | **Variance** |
| **Liabilities and shareholders' equity** | | | |
| Current liabilities: | | | |
| Short-term loans | **¥ 627,303** | ¥ 561,139 | **¥ 66,164** |
| Current portion of long-term debt | **412,137** | 402,186 | **9,951** |
| Notes and accounts payable-trade | | | |
| Notes and acceptances payable | **183,666** | 196,282 | **- 12,616** |
| Accounts payable | **564,590** | 608,386 | **- 43,796** |
| Due to affiliated companies | **46,568** | 44,717 | **1,851** |
| Advance payments received from customers | **55,302** | 60,553 | **- 5,251** |
| Income taxes | **10,603** | 13,773 | **- 3,170** |
| Deferred income taxes | **1,756** | 1,984 | **- 228** |
| Accrued expenses and other current liabilities | **219,133** | 216,880 | **2,253** |
| Total current liabilities | **2,121,058** | 2,105,900 | **15,158** |
| Long-term debt, less current portion | **1,776,658** | 1,902,327 | **- 125,669** |
| Employees' retirement benefits | **9,288** | 9,571 | **- 283** |
| Deferred income taxes | **18,694** | 10,972 | **7,722** |
| Minority interests in consolidated subsidiaries | **33,643** | 32,661 | **982** |
| Shareholders' equity: | | | |
| Common stock | **194,039** | 194,039 | **-** |
| Additional paid-in capital | **87,765** | 87,765 | **-** |
| Retained earnings (losses) | **80,008** | 64,786 | **15,222** |
| Accumulated other comprehensive loss | **- 57,530** | - 86,441 | **28,911** |
| Cost of common stock in treasury | **- 105** | - 98 | **- 7** |
| Total shareholders' equity | **304,177** | 260,051 | **44,126** |
| Total liabilities and shareholders' equity | **¥4,263,518** | ¥4,321,482 | **¥ - 57,964** |

| | | | |
|---|---|---|---|
| **Cash and cash equivalents:** | **¥ 520,282** | ¥ 466,511 | **¥ 53,771** |
| **Accumulated other comprehensive loss:** | | | |
| Net unrealized gains (losses) on investment securities, net of reclassification | **¥ 14,121** | ¥ - 8,363 | **¥ 22,484** |
| Currency translation adjustments, net of reclassification | **- 67,183** | - 72,680 | **5,497** |
| Minimum pension liability adjustment | **- 582** | - 582 | **-** |
| Net unrealized losses on derivatives | **- 3,866** | - 4,816 | **930** |

## 1. Major Increase/Decrease (cont.)

### Liabilities

| | Billions of yen | | |
|---|---|---|---|
| | Sept. 03 | Variance from Mar. 03 | |
| Short-term loans | 627.3 | 66.2 | Increase mainly in Parent and financial subsidiaries |
| Current portion of long-term debt | 412.1 | 10.0 | Increase mainly in Parent and decerase in financial subsidiaries |
| Long-term interest-bearing debt, less current portion | 1,658.5 | -123.2 | Decrease mainly in Parent and financial subsidiaries |
| Short & long-term loans, debentures | 2,697.9 | -47.1 | |
| Net interest-bearing debt | 2,168.0 | -96.1 | |
| Notes and acceptances payable | 183.7 | -12.6 | Decrease in *Development & Construction etc.* |
| Accounts payable | 564.6 | -43.8 | Decrease in *Information & Technology*, *Transportation & Industrial machinery* and *Energy* |
| Advance payments received from customers | 55.3 | -5.3 | Decrease mainly in Marubeni America Corporation (Helena Chemical) |

### Shareholders' equity

| | Billions of yen | | |
|---|---|---|---|
| | Sept. 03 | Variance from Mar. 03 | |
| Total shareholders' equity | 304.2 | 44.1 | Currency translation adjustments, net of reclassification 5.5, Net unrealized gains (losses) on investment securities, net of reclassification 22.5, Net unrealized losses on derivatives -0.9, Net income 19.7, Dividend payed -4.5 |

## 2. Financial Position

| | Sept. 03 | Mar. 03 |
|---|---|---|
| Ratio of net worth to total assets | 7.10% | 6.00% |
| Current ratio | 101.5% | 104.6% |
| D/E ratio ※ | 7.13 times | 8.71 times |

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

| | Sept. 03 | Sept. 02 |
|---|---|---|
| R O A | 0.46% | 0.39% |
| R O E | 6.98% | 6.82% |

# Marubeni Corporation

## 3. Consolidated Statements of Cash Flows

| | Millions of yen | |
|---|---|---|
| | Six Months ended Sept. 30, 2003 | |
| ***Operating activities*** | | |
| Net income (loss) | ¥ 19,703 | |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | 29,015 | |
| Changes in operating assets and liabilities: | 23,656 | 72.4 billion yen of cash inflow provided by operating activities, mainly due to steady performance of commodity related businesses. |
| **Net cash provided by operating activities** | **72,374** | |
| ***Investing activities*** | | |
| Proceeds from sales and redemptions of securities and other investments | 31,268 | Cash inflow from disposal of equity held by the Parent, redemptions of bonds held by a financial subsidiary, etc. |
| Purchases of securities and other investments | - 26,668 | |
| Proceeds from sales of property and equipment and property leased to others | 4,195 | Cash outflow due to purchase of leased assets by overseas corporate subsidiaries, etc. |
| Purchases of property and equipment and property leased to others | - 23,492 | |
| Collection of loans receivable | 47,495 | Collection and sales of overseas receivables |
| Loans made to customers | - 16,226 | |
| Other | -6,017 | |
| **Net cash provided (used) by investing activities** | **10,555** | |
| **Free Cash Flows** | **82,929** | |
| ***Financing activities*** | | |
| Net decrease (increase) in short-term loans | 12,058 | Free cash flow appropriated to repayments (25.2 billion yen) |
| Proceeds from long-term debt | 244,609 | |
| Payments of long-term debt | -281,845 | |
| Cash dividend | -4,481 | |
| (Purchase) sale of treasury stock | -7 | |
| Other | - 449 | |
| **Net cash used (provided) in financing activities** | **- 30,115** | |
| Effect of exchange rate changes on cash and cash equivalents | 957 | |
| Net increase (decrease) in cash and cash equivalents | 53,771 | |
| Cash and cash equivalents at beginning of period | 466,511 | |
| Cash and cash equivalents at end of period | 520,282 | |

These financial statements are based on US GAAP.

Marubeni Corporation

# 4. Consolidated Companies

1. Number of consolidated companies

| | | September 30 2003 | Established Bought | Control Influence | Liquidated Divestiture | March 31 2003 | Variance |
|---|---|---|---|---|---|---|---|
| Subsidiaries | Domestic | 120 | 3 | 0 | -5 | 122 | -2 |
| | Overseas | 210 | 9 | 0 | -4 | 205 | 5 |
| | Total | 330 | 12 | 0 | -9 | 327 | 3 |
| Affiliated companies | Domestic | 53 | 2 | 0 | -3 | 54 | -1 |
| | Overseas | 101 | 1 | 0 | -3 | 103 | -2 |
| | Total | 154 | 3 | 0 | -6 | 157 | -3 |
| | Domestic | 173 | 5 | 0 | -8 | 176 | -3 |
| | Overseas | 311 | 10 | 0 | -7 | 308 | 3 |
| | Total | 484 | 15 | 0 | -15 | 484 | 0 |



2. Major companies that have been newly included during this term:

| Company name | Capital | | Marubeni Group's equity portion | Type of business |
|---|---|---|---|---|
| Fuji Coated Paper Co., Ltd. | YEN | 490 mil | 100.00% | Manufacturing, processing and sales of papers |
| Fabricant Co., Ltd. | YEN | 480 mil | 33.36% | Manufacturing and sales of clothing items |
| Japan Reit Advisors | YEN | 425 mil | 36.00% | Asset management of an investment company |
| Marubeni Oil & Gas (U.S.A.) Limited | USD | 23.25 mil | 100.00% | Development, production and sales of crude oil and gas |
| Jiangmen Xinhui Chemical Harbor Storage Co., Ltd. | RMB | 3.12 mil | 100.00% | Storage, shipping and transportation of petrochemicals |
| FAZIX Corporation | USD | 1.4 mil | 100.00% | Analysis of protein structure and features |
| SEC Holding Co.S.A. | EUR | 120,000 | 50.00% | Wind-power generation |



3. Major companies that have been excluded during this term:

| Company name | Reasons of exclusion | Marubeni Group's equity portion | Type of business |
|---|---|---|---|
| Vectant Japan Inc. | Liquidated | 100.00% | Management of Vectant Group |
| ez Finance Co., Ltd. | Liquidated | 87.00% | Short-term finance for transactions on B to B e-commerce |
| Hewlett-Packard Solutions Delivery, Ltd. | Sold | 34.00% | Integration, consultation and other related services for information systems |
| MAC Leasing | Liquidated | 100.00% | Investment in reefer container leasing businesses |
| Ever Power IPP Company Ltd. | Sold | 25.27% | Planning, construction and operation of a combined power plant |

## 4. Increase/Decrease of Consolidated Companies Surplus/Deficit

**1st Half FY2003** (billions of yen)

| | | Profit-making companies | | Loss-making companies | | Total | |
|---|---|---|---|---|---|---|---|
| | | No. of companies | Surplus amount | No. of companies | Deficit amount | No. of companies | Net profit(loss) |
| Subsidiaries | Domestic | 86 | 6.2 | 34 | -8.6 | 120 | -2.4 |
| | (ratio) | 72% | | 28% | | | |
| | Overseas | 160 | 18.3 | 50 | -7.8 | 210 | 10.4 |
| | (ratio) | 76% | | 24% | | | |
| | Total | 246 | 24.5 | 84 | -16.4 | 330 | 8.0 |
| | (ratio) | 75% | | 25% | | | |
| Affiliated companies | Domestic | 38 | 3.2 | 15 | -1.6 | 53 | 1.6 |
| | (ratio) | 72% | | 28% | | | |
| | Overseas | 77 | 9.2 | 24 | -3.9 | 101 | 5.3 |
| | (ratio) | 76% | | 24% | | | |
| | Total | 115 | 12.3 | 39 | -5.4 | 154 | 6.9 |
| | (ratio) | 75% | | 25% | | | |
| Total | Domestic | 124 | 9.4 | 49 | -10.2 | 173 | -0.8 |
| | (ratio) | 72% | | 28% | | | |
| | Overseas | 237 | 27.4 | 74 | -11.7 | 311 | 15.7 |
| | (ratio) | 76% | | 24% | | | |
| | Total | 361 | 36.8 | 123 | -21.9 | 484 | 14.9 |
| | (ratio) | 75% | | 25% | | | |

**1st Half FY2002** (billions of yen)

| | | Profit-making companies | | Loss-making companies | | Total | |
|---|---|---|---|---|---|---|---|
| | | No. of companies | Surplus amount | No. of companies | Deficit amount | No. of companies | Net profit(loss) |
| Subsidiaries | Domestic | 92 | 7.7 | 38 | -9.1 | 130 | -1.4 |
| | (ratio) | 71% | | 29% | | | |
| | Overseas | 173 | 21.9 | 42 | -5.2 | 215 | 16.7 |
| | (ratio) | 80% | | 20% | | | |
| | Total | 265 | 29.6 | 80 | -14.3 | 345 | 15.3 |
| | (ratio) | 77% | | 23% | | | |
| Affiliated companies | Domestic | 35 | 2.5 | 16 | -1.6 | 51 | 0.9 |
| | (ratio) | 69% | | 31% | | | |
| | Overseas | 85 | 7.2 | 19 | -1.6 | 104 | 5.6 |
| | (ratio) | 82% | | 18% | | | |
| | Total | 120 | 9.7 | 35 | -3.1 | 155 | 6.5 |
| | (ratio) | 77% | | 23% | | | |
| Total | Domestic | 127 | 10.2 | 54 | -10.6 | 181 | -0.4 |
| | (ratio) | 70% | | 30% | | | |
| | Overseas | 258 | 29.1 | 61 | -6.8 | 319 | 22.3 |
| | (ratio) | 81% | | 19% | | | |
| | Total | 385 | 39.3 | 115 | -17.4 | 500 | 21.9 |
| | (ratio) | 77% | | 23% | | | |

**Transition of number of profit-making/loss-making consolidated companies**

| | 1st Half FY2000 | 1st Half FY2001 | 1st Half FY2002 | 1st Half FY2003 | FY2000 | FY2001 | FY2002 |
|---|---|---|---|---|---|---|---|
| Profit-making companies | 441<br>69% | 403<br>69% | 385<br>77% | 361<br>75% | 480<br>80% | 391<br>76% | 375<br>77% |
| Loss-making companies | 195<br>31% | 180<br>31% | 115<br>23% | 123<br>25% | 118<br>20% | 124<br>24% | 109<br>23% |
| Total | 636 | 583 | 500 | 484 | 598 | 515 | 484 |

## 5. Influence of newly included companies / excluded companies on Consolidated P/L

**Influence on consolidated P/L (Variance from September, 2002)**

(billions of yen)

| Profit & Loss | Newly included | Excluded | Net influence |
|---|---|---|---|
| Total volume of trading transactions | 21.8 | 77.5 | -55.7 |
| Gross trading profit | 2.6 | 8.4 | -5.8 |
| SGA expenses | -1.9 | -8.6 | +6.7 |
| Operating profit | 0.7 | -0.2 | +0.9 |
| Interest expense-net | -0.1 | -0.6 | +0.5 |
| Dividends | 0.0 | 0.0 | +0.0 |
| Equity in earnings (losses) of affiliated companies | -0.6 | 0.4 | -1.0 |

**<Major influences of newly included companies>**

(billions of yen)

| Company Name (Business Division) | Total volume of trading transactions | Gross trading profit | SGA expenses | Operating profit | Interest expense-net | Dividends |
|---|---|---|---|---|---|---|
| D.M. Gas Station (Energy) | 7.8 | 0.8 | -0.8 | 0.1 | -0.2 | 0.0 |
| Fuji Coated Paper Co., Ltd. (Forest products & General merchandise) | 8.2 | 0.5 | -0.6 | -0.0 | -0.0 | 0.0 |
| Pine Maritime (Plant & Ship) | 4.5 | 0.1 | 0.0 | 0.1 | -0.0 | 0.0 |
| Others | 1.3 | 1.1 | -0.6 | 0.5 | 0.1 | 0.0 |
| Total | 21.8 | 2.6 | -1.9 | 0.7 | -0.1 | 0.0 |

**<Major influences of excluded companies>**



| Company Name (Business Division) | | Total volume of trading transactions | Gross trading profit | SGA expenses | Operating profit | Interest expense-net | Dividends |
|---|---|---|---|---|---|---|---|
| Marubeni Infotec Corporation | | -48.3 | -2.9 | 2.9 | -0.1 | 0.1 | -0.0 |
| (Transportation & | This term | - | - | - | - | - | - |
| Industrial machinery) | Previous term | 48.3 | 2.9 | -2.9 | 0.1 | -0.1 | 0.0 |
| MG Leasing Corporation | | -8.9 | -0.9 | 0.4 | -0.4 | 0.0 | 0.0 |
| (Finance & Logistics) | This term | - | - | - | - | - | - |
| | Previous term | 8.9 | 0.9 | -0.4 | 0.4 | 0.0 | 0.0 |
| MT Interpet Amsterdam B.V. | | -6.1 | -1.0 | 0.4 | -0.6 | 0.4 | 0.0 |
| (Chemicals) | This term | - | - | - | - | - | - |
| | Previous term | 6.1 | 1.0 | -0.4 | 0.6 | -0.4 | 0.0 |
| Ain Medical Systems Inc. | | -3.4 | -0.3 | 0.2 | -0.1 | 0.0 | 0.0 |
| (Chemicals) | This term | - | - | - | - | - | - |
| | Previous term | 3.4 | 0.3 | -0.2 | 0.1 | -0.0 | 0.0 |
| San Mari | | -2.9 | -0.7 | 0.7 | 0.0 | 0.0 | 0.0 |
| (Agri-marine products) | This term | - | - | - | - | - | - |
| | Previous term | 2.9 | 0.7 | -0.7 | -0.0 | -0.0 | 0.0 |
| Birkby's Plastics Limited | | -2.6 | -0.6 | 1.3 | 0.6 | 0.1 | 0.0 |
| (Chemicals) | This term | - | - | - | - | - | - |
| | Previous term | 2.6 | 0.6 | -1.3 | -0.6 | -0.1 | 0.0 |
| Nikkenpan | | -1.3 | -0.3 | 0.2 | -0.1 | 0.0 | 0.0 |
| (Iron & Steel Strategies and | This term | - | - | - | - | - | - |
| Coordination Dept.) | Previous term | 1.3 | 0.3 | -0.2 | 0.1 | -0.0 | 0.0 |
| Others | | -4.0 | -1.7 | 2.5 | 0.8 | 0.1 | 0.0 |
| | This term | 0.3 | 0.1 | -0.1 | 0.0 | 0.0 | 0.0 |
| | Previous term | 4.3 | 1.8 | -2.6 | -0.8 | -0.1 | -0.0 |
| Total | | -77.5 | -8.4 | 8.6 | 0.2 | 0.6 | 0.0 |
| | This term | 0.3 | 0.1 | -0.1 | 0.0 | 0.0 | 0.0 |
| | Previous term | 77.8 | 8.5 | -8.7 | -0.2 | -0.6 | 0.0 |

## Details of Net Income (Loss) of Consolidated Subsidiaries for 1st Half FY2003

(billions of yen)

| Subsidiary | Share (%) | Net Income (Loss) | | | | FY2003 Prospects | Outline of 1st Half FY2003 |
|---|---|---|---|---|---|---|---|
| | | 1st Half FY2003 | 1st Half FY2002 | Increase/ Decrease | FY2002 | | |
| Domestic | | | | | | | |
| Marubeni Real Estate Co., Ltd. | 100.00 | 0.8 | 0.5 | 0.3 | 0.6 | 0.7 | Increase in gross trading profit |
| Marubeni Energy Corporation | 100.00 | 0.6 | 0.5 | 0.1 | 1.4 | 0.8 | Stable operating performance in petroleum related businesses |
| Marubeni Telecom Co., Ltd. | 71.78 | 0.3 | 0.2 | 0.1 | 0.5 | 0.6 | Strong mobile businesses |
| Marubeni Ennex Corporation | 100.00 | 0.3 | 0.4 | -0.1 | 0.5 | 0.5 | Revenue from leasing of storage terminals remains unchanged |
| Marubeni Shiryo Co., Ltd. | 100.00 | 0.3 | 0.3 | 0.0 | 0.3 | 0.6 | Increase in trading volume |
| MC Estate Limited | 100.00 | -0.9 | -0.7 | -0.2 | -1.3 | -3.0 | Increase in extraordinary loss |
| Marubeni Chikusan Corporation | 99.98 | -1.1 | 0.0 | -1.1 | -0.2 | -0.7 | Significant deterioration due to stagnation in domestic poultry market |
| Global Access Ltd. | 100.00 | -1.4 | -1.6 | 0.2 | -2.7 | -2.4 | Showing good results despite preceding capital investment |
| Meditec Corporation | 100.00 | -1.6 | -0.5 | -1.1 | -2.9 | -3.9 | Extraordinary loss of 1.8 billion |
| Others | — | 0.3 | -0.5 | 0.8 | 10.2 | — | |
| Domestic total | — | -2.4 | -1.4 | -1.0 | 6.4 | — | |
| Overseas | | | | | | | |
| M.America | 100.00 | 2.8 | 3.1 | -0.3 | 2.4 | 2.8 | Same net income level compared to the 1st Half FY2002 on USD base |
| M.LNG INTERNATIONAL B.V. | 100.00 | 1.6 | 0.6 | 1.0 | 2.3 | 2.0 | Stable petroleum price caused increase of dividend income |
| Cia.Iguacu de Cafe | 61.54 | 0.8 | 0.3 | 0.5 | 0.6 | 0.9 | Profit increase thaks to shifting to value added products, favorable price of crude oil and beneficial exchange rates. |
| M.ALUMINIUM AUSTRALIA | 100.00 | 0.8 | 1.0 | -0.2 | 1.2 | 0.8 | Decrease due to yen appreciation and corporate income tax increase |
| M.LP HOLDING B.V. | 100.00 | 0.7 | 0.4 | 0.3 | 0.8 | 1.3 | Due to rising cupper price |
| M.Power Ventures | 100.00 | -0.9 | -0.2 | -0.7 | 0.0 | -5.5 | Appraisal loss for Sithe Energies, Inc. stocks and gains on sales of Taiwan IPP stocks |
| MIECO | 100.00 | -2.2 | 1.1 | -3.3 | 0.4 | -2.2 | Decline due to non-recurring trade losses |
| Others | — | 6.8 | 10.4 | -3.6 | 6.6 | — | |
| Overseas total | — | 10.4 | 16.7 | -6.3 | 14.3 | — | |
| Total | — | 8.0 | 15.3 | -7.3 | 20.7 | — | |






## Details of Equity in Earnings (Losses) of Affiliated Companies for 1st Half FY2003

(billions of yen)

| Affiliated Company | Share (%) | Net Income (Loss) 1st Half FY2003 | 1st Half FY2002 | Increase/ Decrease | FY2002 | FY2003 Prospects | Major Partners and Outline of 1st Half FY2003 |
|---|---|---|---|---|---|---|---|
| Domestic | | | | | | | |
| Marubeni-Itochu Steel Inc. | 50.00 | 1.7 | 1.9 | - 0.2 | 3.3 | 2.7 | Itochu (50.00%)/Favorable condition in domestic dealing of automotive steel sheet and exports of steel pipes |
| Marusumi Paper | 32.16 | 0.6 | 0.5 | 0.1 | 1.1 | 1.1 | HOSHIKAWA, Kazuharu (13.50%) |
| YAMABOSHIYA CO., LTD | 44.74 | 0.5 | 0.4 | 0.1 | 0.5 | 0.6 | MEIJI SEIKA (6.36%)/Increase in profits due to unusual cool summer resulting in increase of sales compared to previous year (1.2%) |
| The Maruetsu Inc. | 30.09 | 0.4 | 0.4 | 0.0 | - 0.1 | 0.8 | Stable operating revenue. |
| The Nisshin Oillio Group, Ltd. | 15.00 | 0.4 | 0.1 | 0.3 | - 0.3 | 0.2 | Mitsubishi Corp. (16.63%)/Though suffering from decrease in operating profit from high cost of raw materials and unfavorable market price, increase in profits due to posting of extraordinary profits from sales of land |
| Nissan-Agri Co., Ltd. | 34.99 | - 0.2 | - 0.2 | 0.0 | 0.0 | 0.0 | Nissan Chemical Industries, Ltd. (59.20%)/Decrease in sales of fertilizer and manure |
| Japan Cablenet Holdings Ltd. | 23.00 | - 0.2 | - 0.3 | 0.1 | - 0.4 | - 0.3 | Fujitsu (28.00%), TEPCO (23.00%), SECOM (23.00%)/Though precedence of capital investments, building-up solid accomplishments through the increasing number of subsribers |
| Sumatra Pulp Corporation | 49.95 | - 0.5 | - 0.8 | 0.3 | - 1.1 | - 1.0 | JBIC (42.70%), Nippon Paper Industries (7.35%)/Slight improvement in performance of investment PT. TEL in Indonesia |
| ASANO ENGINEERING CO., Ltd. | 47.46 | - 1.1 | - 0.9 | - 0.2 | - 0.4 | - 0.8 | Nihon Hodo KK (47.46%)/Increase in extraordinary loss |
| Others | — | 0.0 | - 0.2 | 0.2 | - 1.8 | — | |
| Domestic Total | — | 1.6 | 0.9 | 0.7 | 0.8 | — | |
| Overseas | | | | | | | |
| Uni-Mar Enerji Yatirimlari | 33.33 | 2.2 | 3.1 | - 0.9 | 5.5 | 3.2 | UNIT GROUP (33.33%), INTERNATIONAL POWER (33.33%)/Decrease due to foreign exchange |
| Daishowa-Marubeni | 50.00 | 1.6 | 0.4 | 1.2 | 0.3 | 1.5 | Daishowa Paper Mfg. Co.Ltd. (50%)/Improvement on foreign exchange |
| SAN ROQUE POWER | 41.35 | 1.1 | — | 1.1 | — | 3.2 | SITHE PHILIPPINE (50.15%)/Commencement of electric power sales on schedule, from 2003 |
| Thai Cold Rolled Steel Sheet | 37.57 | 0.7 | 0.3 | 0.4 | 0.8 | 0.9 | JFE (38.41%)/Recovery of international market price of steel materials and favorable economic condition in Thai resulting in favorable growing surplus |
| COMPANIA DE SERVICIOS DE COM. | 50.00 | 0.6 | 1.0 | - 0.4 | 1.5 | 1.0 | DUKE ENERGY (50.00%)/Continuous favorable operations since its commencement |
| ROYAL MARITIME | 49.00 | 0.4 | 0.1 | 0.3 | - 0.4 | 0.5 | GLORY SHIPHOLDING MARITIME S.A. (51.00%)/Stable revenue from ship operation and finance |
| Evm Leasing | 32.50 | 0.4 | 0.4 | 0.0 | 0.8 | 0.7 | Mitsui & Co. (32.5%), Sumitomo Corp. (15%), Itochu (10%), Mitsubishi Corp. (10%)/Steady operations of leasing business |
| ANT Minerals | 20.00 | - 0.1 | 0.0 | - 0.1 | - 0.1 | - 0.2 | Nippon Mining Metals Co., Ltd. (60.00%)/Decrease in profits due to appreciation of AUD against USD |
| COMPANIA DE NITROGENO | 35.00 | - 0.3 | 2.0 | - 2.3 | 2.0 | - 0.4 | BOC (35.00%), DUKE ENERGY (30.00%)/Operation is as estimated at beginning of term |
| PT Tanjungenim Lestari Pulp | 30.14 | - 0.9 | — | - 0.9 | — | - 2.1 | BARITO PACIFIC(40.00%), Sumatra Pulp Corp. (29.86%) |
| P.T.Chandra Asri | 20.81 | - 3.2 | 0.2 | - 3.4 | - 2.0 | - 4.4 | JIPIC (24.59%)/Due to impairment charges to fixed assets |
| Others | — | 2.8 | - 1.9 | 4.7 | 4.2 | — | |
| Overseas Total | — | 5.3 | 5.6 | - 0.3 | 12.6 | — | |
| TOTAL | — | 6.9 | 6.5 | 0.4 | 13.4 | — | |

# Marubeni Corporation
# 5. Segment Information

**(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment**

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | Major factors |
|---|---|---|---|---|
| Agri-marine products | 381.2 | 478.2 | -97.0 | Decline due to decrease in transactions involving food products and beverage |
| Textile | 172.1 | 179.3 | -7.2 | Decline due to a decrease in domestic transactions |
| Forest products & general merchandise | 381.6 | 363.5 | 18.0 | Improvement due to increased trade of plywood and wood building materials and consolidation of Fuji Coated Paper Co., Ltd. |
| Chemicals | 278.7 | 286.1 | -7.4 | Decrease due to exclusion and sales of plastics-related subsidiaries |
| Energy | 1,008.9 | 1,095.0 | -86.1 | Decrease in agency import transactions |
| Metals & mineral resources | 243.0 | 222.9 | 20.1 | Improvement due to rising prices of light non-ferrous metal ore and other factors |
| Transportation & industrial machinery | 344.0 | 335.0 | 9.0 | Due to increases in industrial machinery-related and aircraft-related trading as well as by the transfer of businesses from the former IT Business segment |
| Utility & infrastructure | 134.5 | 177.9 | -43.4 | Decline due to completion of power generation projects for Taiwan, India and Central and South America, despite a boost from Abu Dhabi water pipe project. |
| Plant & ship | 283.8 | 437.4 | -153.5 | Decrease due to a drop in sales related to energy and chemical plants for the Near and Middle East and Africa |
| Development & construction | 67.7 | 64.4 | 3.2 | Improvement due to increase in brokerage transactions |
| Finance & logistics business | 9.3 | 22.6 | -13.3 | Decrease due to exclusion of a leasing company |
| Telecom & information | 81.2 | 204.5 | -123.3 | Decrease in overseas communication projects and from transferring businesses to other segments |
| Domestic branches and offices | 75.3 | 90.2 | -14.8 | Decline mainly in agri-marine products and machinery-related areas |
| Overseas corporate subsidiaries and branches | 575.9 | 577.6 | -1.7 | Decrease primarily due to foreign exchange fluctuation |
| Corporate and elimination, etc. | -211.8 | -222.2 | 10.4 | |
| Consolidated | 3,825.4 | 4,312.4 | -487.0 | |



**(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment**

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | Major factors |
|---|---|---|---|---|
| Agri-marine products | 25.9 | 28.7 | -2.8 | Decrease due to decline in fisheries and livestock-related areas and beverage related areas |
| Textile | 11.9 | 11.8 | 0.1 | Rise due to improved profitability |
| Forest products & general merchandise | 19.1 | 20.7 | -1.6 | Due to a decrease in the profitability of building products-related transactions and increased prices of raw materials in paper related business |
| Chemicals | 13.7 | 16.4 | -2.6 | A drop in income from electronic materials and vinyl chloride-related areas combined with the decline in Total volume of trading transactions |
| Energy | 15.6 | 17.2 | -1.6 | A decline in revenue of dealing transactions in a group company |
| Metals & mineral resources | 6.1 | 6.9 | -0.8 | Decrease due to currency fluctuations |
| Transportation & industrial machinery | 29.1 | 26.7 | 2.3 | As a result of the increase in revenue |
| Utility & infrastructure | 6.4 | 5.3 | 1.1 | Improvement due to increases from the Abu Dhabi water pipe project |
| Plant & ship | 5.3 | 5.9 | -0.6 | Caused by the fall in revenues |
| Development & construction | 11.0 | 14.0 | -3.1 | Decline owing to selling off overseas real estate companies and decreased income from housing and leasing related activities |
| Finance & logistics business | 2.5 | 3.5 | -1.0 | Due to the revenue decline |
| Telecom & information | 10.7 | 15.7 | -5.0 | Due to the revenue decline |
| Domestic branches and offices | 2.1 | 3.7 | -1.6 | Decline due to decrease in domestic development and construction |
| Overseas corporate subsidiaries and branches | 41.1 | 40.2 | 0.9 | Increase in a leasing subsidiary |
| Corporate and elimination, etc. | -2.0 | -2.3 | 0.3 | |
| Consolidated | 198.6 | 214.6 | -16.0 | |



## (1)-3 Operating Profit (Excluding Restructuring Costs) by Operating Segment

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance |
|---|---|---|---|
| Agri-Marine Products | 4.2 | 6.9 | -2.7 |
| Textile | 2.4 | 2.0 | 0.4 |
| Forest Products & General Merchandise | 3.6 | 6.0 | -2.4 |
| Chemicals | 3.6 | 3.9 | -0.3 |
| Energy | 6.2 | 8.2 | -2.0 |
| Metals & Mineral Resources | 1.7 | 2.5 | -0.8 |
| Transportation & Industrial Machinery | 3.8 | 3.8 | 0.0 |
| Utility & Infrastructure | -1.5 | -1.2 | -0.3 |
| Plant & Ship | -0.3 | 0.6 | -0.9 |
| Development & Construction | 1.4 | 3.6 | -2.2 |
| Finance & Logisticss Business | -0.7 | -0.4 | -0.3 |
| Telecom & Information | -3.4 | -5.2 | 1.8 |
| Domestic branches and offices | 0.1 | 1.4 | -1.3 |
| Overseas corporate subsidiaries and branches | 10.1 | 8.6 | 1.5 |
| Corporate and elimination, etc. | 6.3 | 4.8 | 1.5 |
| Consolidated | 37.5 | 45.4 | -7.9 |



## (1)-4 Net Profit by Operating Segment

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | Major Factors |
|---|---|---|---|---|
| Agri-Marine Products | 3.6 | 3.7 | -0.1 | |
| Textile | 1.2 | 0.9 | 0.3 | |
| Forest Products & General Merchandise | 3.1 | 2.6 | 0.5 | Increase in equity income of Daishowa-Marubeni International |
| Chemicals | 3.1 | 3.5 | -0.4 | |
| Energy | 4.6 | 5.2 | -0.6 | Decrease in an overseas group company |
| Metals & Mineral Resources | 2.3 | 0.8 | 1.5 | Increase in overseas subsidiaries and decrease in bad debts loss |
| Transportation & Industrial Machinery | 1.3 | 2.8 | -1.5 | Posting of extraordinary losses of a domestic group company |
| Utility & Infrastructure | 3.2 | 4.1 | -0.9 | Posting of appraisal loss on Sithe stocks |
| Plant & Ship | -3.0 | 1.9 | -5.0 | Deterioration of equity in losses of P.T.Chandra Asri related to provision for impairment charges |
| Development & Construction | -2.1 | -2.5 | 0.4 | |
| Finance & Logisticss Business | 1.3 | 2.7 | -1.4 | Capital gain related to investment funds posted previous year |
| Telecom & Information | -4.7 | -3.1 | -1.6 | Stock exchange gain at Vectant posted previous term |
| Domestic branches and offices | 0.2 | 0.7 | -0.5 | |
| Overseas corporate subsidiaries and branches | 5.9 | 5.7 | 0.2 | |
| Corporate and elimination, etc. | -0.2 | -11.1 | 10.9 | |
| Consolidated | 19.7 | 17.8 | 1.9 | |





## (1)-5 Total Assets by Operating Segment

(billions of yen)

| | September 2003 | March 2003 | Variance | Major factors |
|---|---|---|---|---|
| Agri-Marine Products | 350.3 | 347.5 | 2.8 | |
| Textile | 134.8 | 123.9 | 11.0 | Increase in inventories, business investment, and accounts receivable |
| Forest Products & General Merchandise | 322.9 | 299.0 | 23.8 | Increase in loans receivable and rise in market price of listed equity securities, and increase in investments to affiliated companies |
| Chemicals | 153.2 | 147.4 | 5.7 | |
| Energy | 309.1 | 348.3 | -39.2 | Decrease in dealing of petroleum |
| Metals & Mineral Resources | 166.9 | 157.8 | 9.1 | |
| Transportation & Industrial Machinery | 315.6 | 292.6 | 23.0 | Increase mainly due to transfer of businesses from former IT Division |
| Utility & Infrastructure | 274.1 | 232.2 | 41.9 | Increase mainly due to transfer of businesses from former IT Division |
| Plant & Ship | 356.9 | 392.2 | -35.3 | Decrease due to sales of receivables from Asia, prepayment of receivables from Asia & Africa, and due to appreciation of the yen |
| Development & Construction | 363.6 | 377.0 | -13.4 | Decrease in accounts receivable, fixed assets, and cash & deposits, an increase in inventories notwithstanding |
| Finance & Logisticss Business | 164.2 | 169.5 | -5.3 | |
| Telecom & Information | 155.4 | 245.1 | -89.7 | Decrease due to transfer of businesses to other divisions |
| Domestic branches and offices | 61.0 | 60.8 | 0.2 | |
| Overseas corporate subsidiaries and branches | 483.0 | 491.4 | -8.4 | |
| Corporate and elimination, etc. | 652.5 | 636.8 | 15.7 | |
| Consolidated | 4,263.5 | 4,321.5 | -58.0 | |



## (2)-1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

| | | 1st Half FY2003 | 1st Half FY2002 | Variance | Major factors |
|---|---|---|---|---|---|
| Japan | Parent | 2,429.9 | 2,934.7 | -504.7 | |
| | Subsidiaries | 881.7 | 931.2 | -49.5 | Decrease in Telecom & Information related business |
| | Total | 3,311.7 | 3,865.9 | -554.3 | |
| North America | Overseas Corporate Subsidiaries/Branches | 382.0 | 384.1 | -2.1 | |
| | Other Subsidiaries | 394.8 | 427.5 | -32.7 | Decrease in Energy related business |
| | Total | 776.9 | 811.6 | -34.8 | |
| Europe | Overseas Corporate Subsidiaries/Branches | 83.1 | 74.2 | 8.9 | Increase in Marubeni Europe p.l.c. |
| | Other Subsidiaries | 121.7 | 137.3 | -15.6 | Decrease in Transportation & Industrial Machinery and Chemicals related business |
| | Total | 204.9 | 211.5 | -6.7 | |
| Asia / Oceania | Overseas Corporate Subsidiaries/Branches | 102.6 | 106.3 | -3.8 | |
| | Other Subsidiaries | 156.7 | 152.6 | 4.1 | |
| | Total | 259.2 | 258.9 | 0.3 | |
| Others | Overseas Corporate Subsidiaries/Branches | 3.0 | 4.2 | -1.2 | |
| | Other Subsidiaries | 410.1 | 365.1 | 44.9 | Increase in Energy, Transportation & Industrial Machinery related business |
| | Total | 413.1 | 369.4 | 43.7 | |
| Elimination | | -1,140.4 | -1,204.9 | 64.6 | |
| Consolidated Total | | 3,825.4 | 4,312.4 | -487.0 | |



## (2)-2 Operating Profit by Geographical Segment

(billions of yen)

| | | 1st Half FY2003 | 1st Half FY2002 | Variance | Major Factors |
|---|---|---|---|---|---|
| Japan | Parent | 15.1 | 8.7 | +6.4 | |
| | Subsidiaries | 6.2 | 7.3 | -1.1 | Decrease in Agri-marine related businesses |
| | Total | 21.2 | 16.0 | +5.3 | |
| North America | Overseas Corporate Subsidiaries/Branches | 7.2 | 5.9 | +1.3 | Increase in Marubeni America Corporation |
| | Other Subsidiaries | -1.2 | 2.1 | -3.3 | Decrease in Energy related businesses |
| | Total | 6.0 | 7.9 | -1.9 | |
| Europe | Overseas Corporate Subsidiaries/Branches | 0.8 | 0.5 | +0.3 | |
| | Other Subsidiaries | 3.8 | 5.5 | -1.7 | Decrease in Energy and Chemicals related businesses |
| | Total | 4.6 | 6.0 | -1.4 | |
| Asia / Oceania | Overseas Corporate Subsidiaries/Branches | 0.6 | 0.9 | -0.3 | |
| | Other Subsidiaries | 4.4 | 5.6 | -1.2 | Decrease in Utility & Infrastructure related businesses |
| | Total | 5.0 | 6.5 | -1.5 | |
| Others | Overseas Corporate Subsidiaries/Branches | 0.1 | 0.3 | -0.2 | |
| | Other Subsidiaries | 2.1 | 2.7 | -0.5 | |
| | Total | 2.3 | 2.9 | -0.7 | |
| Elimination | | -0.1 | 0.0 | -0.1 | |
| Consolidated Total | | 39.0 | 39.3 | -0.3 | |



## (2)-3 Total Assets by Geographical Segment

(billions of yen)

| | | Sep. 2003 | March 2003 | Variance | Major factors |
|---|---|---|---|---|---|
| Japan | Parent | 1,269.1 | 1,372.4 | -103.3 | |
| | Subsidiaries | 782.1 | 784.0 | -1.9 | Decrease in Energy and General merchandise & Forest Products related businesses |
| | Total | 2,051.2 | 2,156.4 | -105.1 | |
| North America | Overseas Corporate Subsidiaries/Branches | 254.5 | 238.0 | +16.5 | Increase Marubeni America Corporation |
| | Other Subsidiaries | 98.0 | 136.3 | -38.3 | Decrease in Energy relate4d businesses |
| | Total | 352.5 | 374.3 | -21.8 | |
| Europe | Overseas Corporate Subsidiaries/Branches | 44.9 | 51.9 | -7.0 | Decrease in Marubeni Europe p.l.c. |
| | Other Subsidiaries | 100.3 | 111.4 | -11.1 | Decrease in Utility & Infrasutructure related businesses |
| | Total | 145.2 | 163.3 | -18.1 | |
| Asia / Oceania | Overseas Corporate Subsidiaries/Branches | 44.5 | 44.5 | -0.0 | |
| | Other Subsidiaries | 119.8 | 126.0 | -6.2 | Decrease in a financial subsidiary |
| | Total | 164.3 | 170.5 | -6.2 | |
| Others | Overseas Corporate Subsidiaries/Branches | 1.2 | 1.2 | +0.0 | |
| | Other Subsidiaries | 92.7 | 79.7 | +13.1 | Decrease in Plant & Ship related businesses |
| | Total | 94.0 | 80.9 | +13.1 | |
| Elimination | | -116.0 | -118.4 | +2.5 | |
| Consolidated Total | | 2,691.2 | 2,826.9 | -135.7 | |





# Marubeni Corporation
# 6. Risk Exposures to Specific Countries
## (as of September 30, 2003)

**Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments : Consolidated Basis)**

| (Billions of Yen) | Investments | | | Loans | | | Guarantees | | | Deferred Payments | | | Gross Risk Exposure | | | Net Risk Exposure | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2003.9 | 2003.3 | increase and decrease | 2003.9 | 2003.3 | increase and decrease | 2003.9 | 2003.3 | increase and decrease | 2003.9 | 2003.3 | increase and decrease | 2003.9 | 2003.3 | increase and decrease | 2003.9 | 2003.3 | increase and decrease |
| **P.R. China** | 26.6 | 25.1 | 1.5 | 43.2 | 47.7 | (4.5) | 7.6 | 10.3 | (2.7) | 3.2 | 3.3 | (0.1) | 80.6 | 86.4 | (5.8) | 66.9 | 73.7 | (6.8) |
| **Hong Kong** | 1.1 | 1.3 | (0.2) | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | (0.1) | 0.0 | 0.0 | 0.0 | 1.1 | 1.4 | (0.3) | 1.1 | 1.4 | (0.3) |
| **S. Korea** | 2.6 | 1.9 | 0.7 | 3.0 | 4.3 | (1.3) | 0.2 | 1.0 | (0.8) | 0.4 | 1.0 | (0.6) | 6.2 | 8.2 | (2.0) | 3.3 | 7.4 | (4.1) |
| **Indonesia** | 28.3 | 30.4 | (2.1) | 153.2 | 158.1 | (4.9) | 23.4 | 28.0 | (4.6) | 0.4 | 0.4 | 0.0 | 205.3 | 216.9 | (11.6) | 162.1 | 172.1 | (10.0) |
| **Philippines** | 26.8 | 24.9 | 1.9 | 29.3 | 30.9 | (1.6) | 2.7 | 3.4 | (0.7) | 0.1 | 0.2 | (0.1) | 58.9 | 59.4 | (0.5) | 52.4 | 57.0 | (4.6) |
| **Thailand** | 8.5 | 11.7 | (3.2) | 0.5 | 2.4 | (1.9) | 15.5 | 15.8 | (0.3) | 0.0 | 0.0 | 0.0 | 24.6 | 29.9 | (5.3) | 24.1 | 29.3 | (5.2) |
| **Malaysia** | 3.1 | 3.2 | (0.1) | 4.6 | 4.6 | (0.0) | 1.0 | 1.4 | (0.4) | 0.5 | 0.1 | 0.4 | 9.2 | 9.3 | (0.1) | 8.9 | 9.3 | (0.4) |
| **Pakistan** | 2.4 | 2.4 | 0.0 | 0.4 | 8.4 | (8.0) | 3.3 | 4.2 | (0.9) | 0.3 | 0.6 | (0.3) | 6.5 | 15.6 | (9.1) | 6.5 | 15.6 | (9.1) |
| **India** | 9.6 | 9.9 | (0.3) | 1.4 | 1.6 | (0.2) | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | (0.1) | 11.1 | 11.6 | (0.5) | 11.1 | 11.6 | (0.5) |
| **Turkey** | 5.1 | 3.5 | 1.6 | 3.0 | 3.8 | (0.8) | 1.2 | 1.2 | (0.0) | 0.8 | 0.7 | 0.1 | 10.1 | 9.2 | 0.9 | 9.6 | 9.2 | 0.4 |
| **Russia** | 2.9 | 3.0 | (0.1) | 2.0 | 1.9 | 0.1 | 3.7 | 2.4 | 1.3 | 0.0 | 0.0 | 0.0 | 8.7 | 7.3 | 1.4 | 6.9 | 5.6 | 1.3 |
| **Nigeria** | 0.0 | 0.0 | 0.0 | 18.0 | 18.5 | (0.5) | 0.0 | 1.7 | (1.7) | 0.0 | 1.3 | (1.3) | 18.0 | 21.5 | (3.5) | 5.5 | 6.9 | (1.4) |
| **Mexico** | 3.1 | 2.9 | 0.2 | 15.9 | 18.8 | (2.9) | 0.2 | 0.3 | (0.1) | 0.0 | 0.0 | (0.0) | 19.3 | 22.0 | (2.7) | 19.3 | 22.0 | (2.7) |
| **Brazil** | 6.8 | 6.7 | 0.1 | 15.5 | 17.1 | (1.6) | 11.1 | 15.6 | (4.5) | 3.2 | 4.1 | (0.9) | 36.6 | 43.5 | (6.9) | 25.2 | 27.6 | (2.4) |
| **Argentina** | 1.6 | 1.3 | 0.3 | 2.2 | 2.2 | (0.0) | 0.0 | 0.0 | 0.0 | 1.2 | 1.7 | (0.5) | 4.9 | 5.2 | (0.3) | 4.1 | 4.2 | (0.1) |
| 15 Countries Total | 128.7 | 128.2 | 0.5 | 292.2 | 320.3 | (28.1) | 70.0 | 85.4 | (15.4) | 10.2 | 13.5 | (3.3) | 501.1 | 547.4 | (46.3) | 407.0 | 452.9 | (45.9) |



Reason for change of gross exposure (Unit : billions of yen)

| | |
|---|---|
| P.R. China | Loan→Ship related projects repayment -1.1 |
| Indonesia | Investment→Equity in loss of Plant related business:-3.4, Loan→Automotive related repayment:-0.5, Guarantee→Plant related repayment -0.8 |
| Philippines | Loan・Guarantee→Repayment: -1.8 |
| Thailand | Loan→Development & construction related repayment: -2.1 |
| Pakistan | Loan→Plant related repayment: -6.5 |
| Turkey | Investment→Power generation project shared profit:+1.6 |
| Nigeria | Guarantee→Plant related repayment:-1.7, Deferred payment→Plant related repayment:-1.3 |
| Mexico | Loan→Utility & infrastructure related repayment: -0.7, Telecom related repayment:-0.4, Plant related repayment:-0.3 |
| Brazil | Loan→Plant related repayment: -0.6, Guarantee→Plant related repayment: -3.6 |

## 7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

| | Sept. 2003 | Mar. 2003 |
|---|---|---|
| Real Estate for Sale (Consolidated Basis) | 121.9 | 115.1 |
| Real Estate for Lease (Consolidated Basis) | 135.0 | 134.8 |

Note: The Company has taken the necessary impairment charges to its real estate on the US GAAP basis

## 8. Disposition of Employees (Non-consolidated basis)

● By office location

| | April 2002 | October 2002 | April 2003 | October 2003 | Variance from April 2002 |
|---|---|---|---|---|---|
| Head Office | 1,929 | 1,865 | 1,873 | 1,837 | - 36 |
| Domestic Branches | 185 | 176 | 153 | 156 | +3 |
| Domestic Group Firms | 1,292 | 1,232 | 1,151 | 1,116 | - 35 |
| Overseas branches and corporate subs. | 689 | 676 | 634 | 632 | - 2 |
| North America | 147 | 141 | 132 | 128 | - 4 |
| Europe | 115 | 111 | 106 | 104 | - 2 |
| Asia | 308 | 307 | 283 | 287 | +4 |
| Latin America | 41 | 39 | 38 | 38 | 0 |
| Others | 78 | 78 | 75 | 75 | 0 |
| Total | 4,095 | 3,949 | 3,811 | 3,741 | - 70 |

● By Division

| | April 2002 | October 2002 | April 2003 | October 2003 | Variance from April 2003 |
|---|---|---|---|---|---|
| Agri-Marine Products | 259 | 230 | 237 | 230 | - 7 |
| Textile | 291 | 284 | 270 | 268 | - 2 |
| Forest Products & General Merchandise | 250 | 246 | 236 | 232 | - 4 |
| Chemicals | 284 | 280 | 278 | 268 | - 10 |
| Energy | 202 | 201 | 196 | 191 | - 5 |
| Metals & Mineral Resources | 139 | 135 | 128 | 127 | - 1 |
| Transportation & Industrial Machinery *1 | 250 | 240 | 268 | 268 | 0 |
| Iron & Steel | 93 | 85 | 80 | 78 | - 2 |
| Utility & Infrastructure | 195 | 192 | 188 | 187 | - 1 |
| Plant & Ship | 186 | 182 | 176 | 175 | - 1 |
| Development & Construction | 166 | 166 | 157 | 153 | - 4 |
| Finance & Logisticss Business | 121 | 119 | 107 | 107 | 0 |
| Telecom & Information *1 | | | 181 | 170 | - 11 |
| IT Business *1 | 237 | 231 | | | |
| Business Incubation | 9 | 9 | 10 | 10 | 0 |
| Corporate Staff, Others *2 | 483 | 468 | 454 | 442 | - 12 |
| Total Core Staff | 3,165 | 3,068 | 2,966 | 2,906 | - 60 |
| Assistant Staff, Others | 930 | 881 | 845 | 835 | - 10 |
| Total | 4,095 | 3,949 | 3,811 | 3,741 | - 70 |

*1 *IT Business* divided into *Telecom & Information* and *Transportation & Industrial Machinery* since April 2003
*2 Name changed to *Corporate Staff* since April 2003

◆ FY2004

- Recruitment of core staff for FY2004 — 69 employees

◆ Projected number of staffs at end of FY2003 — approx. 3,700 employees

<Reference> Number of employees (consolidated basis) — 24,829 employees

*Intentional Blank*

# <Reference> Transition of Consolidated Financial Results ／Stock Prices & Foreign Exchange Rate

**Transition of Consolidated Financial Results**

(billions of yen)

| | 1st Half FY1999 | FY1999 | 1st Half FY2000 | FY2000 | 1st Half FY2001 | FY2001 | 1st Half FY2002 | FY2002 | 1st Half FY2003 |
|---|---|---|---|---|---|---|---|---|---|
| Total volume of trading transactions | 4,688.8 | 10,222.4 | 4,499.5 | 9,436.9 | 4,525.2 | 8,972.2 | 4,312.4 | 8,793.3 | 3,825.4 |
| Gross trading profit | 241.3 | 453.5 | 242.1 | 479.8 | 220.4 | 436.8 | 214.6 | 424.6 | 198.6 |
| Selling, general and administrative expenses | -209.8 | -411.5 | -199.2 | -400.4 | -199.9 | -392.1 | -169.1 | -345.6 | -161.0 |
| Provision for doubtful accounts | -6.0 | -25.7 | -14.0 | -37.9 | -39.4 | -43.9 | -6.1 | -5.7 | 1.5 |
| Operating income | 25.6 | 16.3 | 28.9 | 41.5 | -18.8 | 0.8 | 39.3 | 73.4 | 39.0 |
| Other profits・expenses | -19.3 | -10.9 | -20.0 | -34.8 | -140.0 | -165.9 | -12.8 | -40.2 | -10.6 |
| Interest expense-net | -17.3 | -32.6 | -14.5 | -29.5 | -15.1 | -29.5 | -11.4 | -23.5 | -10.8 |
| Dividends | 2.9 | 5.2 | 3.0 | 7.7 | 4.4 | 7.5 | 3.6 | 6.8 | 4.4 |
| Gain (loss) on investment securities | 20.8 | 49.3 | 3.8 | 2.3 | -81.8 | -83.8 | 0.5 | -12.7 | 1.8 |
| Gain (loss) on property and equipment | -7.8 | -4.8 | 5.2 | 3.7 | -41.7 | -43.6 | 1.1 | 8.5 | -0.5 |
| Other-net | -17.9 | -28.1 | -17.4 | -19.0 | -5.7 | -16.5 | -6.6 | -19.3 | -5.4 |
| (Liquidation and disposal losses related to associated firms) | -6.2 | -7.8 | -7.9 | -9.2 | -3.2 | -16.7 | -0.7 | -12.5 | -2.0 |
| Income before taxes and equity in earnings (losses) | 6.2 | 5.4 | 8.8 | 6.7 | -158.8 | -165.2 | 26.5 | 33.2 | 28.4 |
| Equity in earnings (losses) | -2.0 | 3.7 | 9.7 | 16.9 | -9.0 | -18.9 | 6.5 | 13.4 | 6.9 |
| Net income (loss) | 3.3 | 2.1 | 6.1 | 15.0 | -107.0 | -116.4 | 17.8 | 30.3 | 19.7 |
| Core earnings | 39.9 | 85.4 | 55.6 | 106.2 | 28.9 | 56.1 | 55.5 | 101.3 | 50.1 |
| Spread | 22.6 | 52.8 | 41.1 | 76.7 | 13.8 | 26.6 | 44.1 | 77.8 | 39.3 |
| Gains from sales of assets | 28.5 | 68.0 | 20.6 | 38.8 | 11.8 | 25.2 | 19.2 | 42.7 | 10.7 |

| | 1st Half FY1999 | FY1999 | 1st Half FY2000 | FY2000 | 1st Half FY2001 | FY2001 | 1st Half FY2002 | FY2002 | 1st Half FY2003 |
|---|---|---|---|---|---|---|---|---|---|
| Total assets | 6,204.8 | 5,584.4 | 5,389.1 | 5,320.6 | 5,255.2 | 4,805.7 | 4,401.2 | 4,321.5 | 4,263.5 |
| Current assets | 3,722.8 | 3,213.9 | 2,870.0 | 2,772.8 | 2,753.1 | 2,487.6 | 2,200.5 | 2,202.1 | 2,152.9 |
| Fixed assets and others | 2,482.0 | 2,370.5 | 2,519.1 | 2,547.8 | 2,502.1 | 2,318.1 | 2,200.7 | 2,119.4 | 2,110.6 |
| Interest-bearing debt | 4,310.5 | 3,736.1 | 3,496.8 | 3,428.4 | 3,511.5 | 3,184.9 | 2,914.0 | 2,745.0 | 2,697.9 |
| Cash and cash equivalents | 604.0 | 407.7 | 321.4 | 338.5 | 391.2 | 472.0 | 401.3 | 480.8 | 529.9 |
| Interest-bearing debt-net | 3,706.5 | 3,328.4 | 3,175.4 | 3,089.8 | 3,120.3 | 2,712.9 | 2,512.7 | 2,264.1 | 2,168.0 |
| Shareholders' equity | 380.8 | 324.3 | 309.4 | 342.3 | 270.7 | 263.9 | 257.9 | 260.1 | 304.2 |
| Common stock | 194.0 | 194.0 | 194.0 | 194.0 | 194.0 | 194.0 | 194.0 | 194.0 | 194.0 |
| Additional paid-in capital | 217.0 | 217.0 | 217.0 | 217.0 | 217.0 | 217.0 | 87.8 | 87.8 | 87.8 |
| Retained earnings | 7.9 | 6.6 | 12.8 | 21.7 | -85.3 | -94.8 | 52.3 | 64.8 | 80.0 |
| Unrealized gains (losses) on investment securities arising during period | 51.1 | 23.3 | -1.1 | -14.2 | 9.8 | 0.4 | 2.0 | -8.4 | 14.1 |
| Net currency translation adjustments | -59.0 | -86.3 | -82.9 | -76.0 | -64.3 | -51.8 | -75.1 | -72.7 | -67.2 |
| Minimum pension liability adjustment | -30.3 | -30.4 | -30.4 | -0.2 | -0.2 | -0.2 | -0.2 | -0.6 | -0.6 |
| Net unrealized losses on derivatives | — | — | — | — | -0.3 | -0.7 | -2.8 | -4.8 | -3.9 |
| Cost of common stock in treasury | — | — | — | — | — | — | -0.1 | -0.1 | -0.1 |

## Financial Ratios

| | 1st Half FY1999 | FY1999 | 1st Half FY2000 | FY2000 | 1st Half FY2001 | FY2001 | 1st Half FY2002 | FY2002 | 1st Half FY2003 |
|---|---|---|---|---|---|---|---|---|---|
| ROA | 0.05% | 0.03% | 0.11% | 0.28% | – | – | 0.39% | 0.66% | 0.46% |
| ROE | 0.91% | 0.61% | 1.93% | 4.51% | – | – | 6.82% | 11.57% | 6.98% |
| Net Debt-to-Equity Ratio (times) | 9.7 | 10.3 | 10.3 | 9.0 | 11.5 | 10.3 | 9.7 | 8.7 | 7.1 |
| Shareholders' equity-to-Total assets Ratio | 6.14% | 5.81% | 5.74% | 6.43% | 5.15% | 5.49% | 5.86% | 6.02% | 7.13% |
| Current Ratio | 114.7% | 113.7% | 104.2% | 101.8% | 102.0% | 101.9% | 100.6% | 104.6% | 101.5% |

| | 1st Half FY1999 | FY1999 | 1st Half FY2000 | FY2000 | 1st Half FY2001 | FY2001 | 1st Half FY2002 | FY2002 | 1st Half FY2003 |
|---|---|---|---|---|---|---|---|---|---|
| Consolidated group firms | 689 | 646 | 636 | 598 | 583 | 515 | 500 | 484 | 484 |
| Subsidiaries | 486 | 456 | 440 | 412 | 401 | 354 | 345 | 327 | 330 |
| Affiliated companies | 203 | 190 | 196 | 186 | 182 | 161 | 155 | 157 | 154 |
| Profit-making firms | 442 | 476 | 441 | 480 | 403 | 391 | 385 | 375 | 361 |
| Profit-making firm ratio | 64.2% | 73.7% | 69.3% | 80.3% | 69.1% | 75.9% | 77.0% | 77.5% | 74.6% |
| Profit amount (JPY bn) | 26.1 | 47.7 | 32.8 | 66.3 | 22.7 | 51.0 | 39.3 | 65.3 | 36.8 |
| Loss-making firms | 247 | 170 | 195 | 118 | 180 | 124 | 115 | 109 | 123 |
| Loss-making firm ratio | 35.8% | 26.3% | 30.7% | 19.7% | 30.9% | 24.1% | 23.0% | 22.5% | 25.4% |
| Deficit amount (JPY bn) | -19.7 | -38.8 | -18.7 | -34.6 | -66.2 | -107.6 | -17.4 | -31.1 | -21.9 |

## Stock Pricecs, Foreign Exchange & Interest Rates

| | 1st Half FY1999 | FY1999 | 1st Half FY2000 | FY2000 | 1st Half FY2001 | FY2001 | 1st Half FY2002 | FY2002 | 1st Half FY2003 |
|---|---|---|---|---|---|---|---|---|---|
| Nikkei Stock Average (Term-end) | 17,605.46 | 20,337.32 | 15,747.26 | 12,999.70 | 9,774.68 | 11,024.94 | 9,383.29 | 7,972.71 | 10,219.05 |
| Exchange Rates (¥/$) | | | | | | | | | |
| Term-end rate for March-closing companies | 106.95 | 106.15 | 108.00 | 123.90 | 119.40 | 133.25 | 122.60 | 120.20 | 111.25 |
| Average rate for March-closing companies | 117.35 | 111.60 | 107.17 | 110.58 | 122.21 | 125.14 | 123.14 | 121.95 | 118.05 |
| Term-end rate for December-closing companies | 121.10 | 102.45 | 105.50 | 114.75 | 124.60 | 131.95 | 119.50 | 119.90 | 119.80 |
| Average rate for December-closing companies | 118.78 | 113.95 | 106.91 | 107.83 | 120.43 | 121.54 | 129.78 | 125.35 | 118.72 |
| Interest Rates (Term-end) | | | | | | | | | |
| Short-term Prime Rate | 1.38 % | 1.38 % | 1.50 % | 1.38 % | 1.38 % | 1.38 % | 1.38 % | 1.38% | 1.38% |
| Long-term Prime Rate | 2.30 % | 2.20 % | 2.30 % | 1.90 % | 1.65 % | 2.30 % | 1.70 % | 1.50% | 1.85% |
| US Prime Rate | 8.25 % | 9.00 % | 9.50 % | 8.00 % | 6.00 % | 4.75 % | 4.75 % | 4.25% | 4.40% |

 K

# Ⅱ. Financial Prospects for FY2003

## Consolidated Financial Prospects for FY2003 Ending March 31, 2004

(billions of yen)

| | 1st Half FY2003 Results | FY2003 Prospects Announced in May | FY2002 Results | Variance |
|---|---|---|---|---|
| Total volume of trading transactions (trillions of yen) | 3.8 | 8.2 | 8.8 | - 0.6 |
| Gross trading profit | 198.6 | 420.0 | 424.6 | - 4.6 |
| SGA expenses | - 159.6 | - 343.0 | - 351.3 | + 8.3 |
| (Provision for doubtful accounts) | ( 1.5 ) | ( - 8.0 ) | ( - 5.7 ) | - 2.3 |
| (Other SGA expenses) | ( - 161.0 ) | ( - 335.0 ) | ( - 345.6 ) | + 10.6 |
| Operating profit (loss) | 39.0 | 77.0 | 73.4 | + 3.6 |
| (Interest expense, net of interest income) | ( - 10.8 ) | ( - 26.0 ) | ( - 23.5 ) | - 2.5 |
| (Dividends) | ( 4.4 ) | ( 5.0 ) | ( 6.8 ) | - 1.8 |
| (Other-net) | ( - 4.2 ) | ( - 10.0 ) | ( - 23.5 ) | + 13.5 |
| Income before income taxes and equity in earnings (losses) | 28.4 | 46.0 | 33.2 | + 12.8 |
| Provision for income taxes | - 15.6 | - 26.0 | - 16.3 | - 9.7 |
| Income before equity in earnings (losses) | 12.8 | 20.0 | 16.9 | + 3.1 |
| Equity in earnings (losses)-net | 6.9 | 13.0 | 13.4 | - 0.4 |
| Net income | 19.7 | 33.0 | 30.3 | + 2.7 |



## Gross Trading Profit by Operating Segment

(billions of yen)

| | 1st Half FY2003 Results | FY2003 Prospects Announced in May | FY2002 Results | Variance |
|---|---|---|---|---|
| Agri-Marine Products | 25.9 | 59.5 | 58.6 | + 0.9 |
| Textile | 11.9 | 24.5 | 24.5 | 0.0 |
| Forest Products and General Merchandise | 19.1 | 43.5 | 41.2 | + 2.3 |
| Chemicals | 13.7 | 25.5 | 29.3 | - 3.8 |
| Energy | 15.6 | 30.5 | 29.6 | + 0.9 |
| Metals and Mineral Resources | 6.1 | 13.5 | 14.0 | - 0.5 |
| Transportation and Industrial Machinery | 29.1 | 54.5 | 54.4 | + 0.1 |
| Utility and Infrastructure | 6.4 | 16.0 | 11.8 | + 4.2 |
| Plant and Ship | 5.3 | 12.0 | 13.9 | - 1.9 |
| Development and Construction | 11.0 | 28.5 | 34.0 | - 5.5 |
| Finance & Logistics Business | 2.5 | 6.5 | 6.5 | 0.0 |
| Telecom & Information (Former IT Business) | 10.7 | 23.0 | 32.6 | - 9.6 |
| Domestic Branches and Offices | 2.1 | 5.0 | 6.1 | - 1.1 |
| Overseas Branches | 41.1 | 73.0 | 72.8 | + 0.2 |
| Corporate and Administration etc. | - 2.0 | 4.5 | - 4.7 | + 9.2 |
| Total | 198.6 | 420.0 | 424.6 | - 4.6 |



November 7, 2003

**Summary of Consolidated Financial Statements for 1st Half FY2003 (US GAAP basis)**

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office : Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HONDA, Tsutomu TEL(03)3282-4800
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for 1st Half FY2003 Financial Results : November 7, 2003
Adoption of US GAAP : YES

**1. Consolidated financial results for 1st Half FY2003 (April 1, 2003 - September 30, 2003)**

(1)Consolidated statements of income

| | Total volume of trading transactions | | Net operating profit | | Income before taxes & equity in earnings | |
|---|---|---|---|---|---|---|
| | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) |
| 1st Half FY2003 | 3,825,357 | -11.3 | 38,959 | -0.9 | 28,377 | 7.1 |
| 1st Half FY2002 | 4,312,403 | -4.7 | 39,304 | - | 26,488 | - |
| FY2002 | 8,793,303 | | 73,371 | | 33,166 | |

| | Net income | | Earnings per Share | Diluted EPS |
|---|---|---|---|---|
| | (millions of yen) | (%) | (yen) | (yen) |
| 1st Half FY2003 | 19,703 | 10.7 | 13.19 | 12.32 |
| 1st Half FY2002 | 17,803 | - | 11.92 | 11.10 |
| FY2002 | 30,312 | | 20.30 | 18.96 |

(Note) [1] Equity in earnings-net 1st Half FY2003 6,890 million yen
1st Half FY2002 6,522 million yen FY2002 13,420 million yen

[2] Average number of outstanding shares for the term (Consolidated basis) 1st Half FY2003 1,493,255,846
1st Half FY2002 1,493,718,673
FY2002 1,493,495,279

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the same period of the previous fiscal year

[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit is are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

(2)Consolidated balance sheet

| | Total assets | Shareholders' equity | Shareholders' equity/ total assets | Shareholders' equity per share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (%) | (yen) |
| September 30, 2003 | 4,263,518 | 304,177 | 7.1 | 203.70 |
| September 30, 2002 | 4,401,176 | 257,925 | 5.9 | 172.70 |
| March 31, 2003 | 4,321,482 | 260,051 | 6.0 | 174.15 |

(Note) Number of outstanding shares at the end of the term (Consolidated basis) 1st Half FY2003 1,493,229,821
1st Half FY2002 1,493,516,464
FY2002 1,493,264,305

(3)Consolidated cash flow (millions of yen)

| | Cash flow from operating activities | Cash flow from investing activities | Cash flow from financing activities | Cash and cash equivalents at the end of the term |
|---|---|---|---|---|
| 1st Half FY2003 | 72,374 | 10,555 | -30,115 | 520,282 |
| 1st Half FY2002 | 65,544 | 80,482 | -202,551 | 396,488 |
| FY2002 | 194,788 | 113,241 | -294,001 | 466,511 |

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 330 Affiliated companies 154

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 12 (Excluded) 9 Affiliated companies (Newly included) 3 (Excluded) 6

**2. Consolidated financial prospects for FY2003 (April 1, 2003 - March 31, 2004)**

(millions of yen)

| | Total volume of trading transactions | Net income |
|---|---|---|
| For the year ending March 31, 2004 | 8,200,000 | 33,000 |

(Reference) EPS prospect of the year ending March 31, 2004 22.10 (yen)

Remarks: The above prospects are based upon available infromation and assumption, at the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumptions of the above prospects are mentioned in page 13.

Marubeni Corporation

**Business Group**

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*.

Below are our products and services, and some of our major group firms by operating segment.

**Agri-marine products:** This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

**Subsidiaries:** Marubeni Shiryo Co., Ltd.(*1) Pacific Grain Terminal Ltd., Ten Corporation(*2), Cia. Iguaçu de Café Solúvel

**Affiliated companies:** Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd., The Nisshin OilliO, LTD., Toyo Sugar Refining Co., Ltd.

**Textile:** As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

**Subsidiaries:** Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.

**Affiliated companies:** Erawan Textile Co., Ltd.

**Forest products and general merchandise:** Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

**Subsidiaries:** Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.

**Affiliated companies:** Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

## Marubeni Corporation

**Chemicals:** This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electric-related materials, retail, resource development and environmental area.

**Subsidiaries:** Marubeni Plax Corporation, Marubeni Chemix Corporation

**Affiliated companies:** Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

**Energy:** This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

**Subsidiaries:** Marubeni Energy Corporation, MIECO Inc.

**Affiliated companies:** Shenzhen Sino-Benny LPG Co., Ltd.

**Metals and mineral resources:** This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

**Subsidiaries:** Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.

**Affiliated companies:** Toyo-Memory Technology Sdn. Bhd.

**Transportation and industrial machinery:** This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, vehicles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, PC's and PC-related products both domestically and internationally, and markets them in Japan.

**Subsidiaries:** Computer Wave Inc. (*2), Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.

**Affiliated companies:** Sofmap Co., Ltd., Marubeni Infotec Corporation,
Kubota Europe S.A., Unipres U.S.A. Inc.

**Utility and infrastructure:** This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

**Subsidiaries:** Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.

**Affiliated companies:** Uni-Mar Enerji Yatirimlari A.S., San Roque Power

## Marubeni Corporation

**Plant and ship:** This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it deals cargo ships and tankers, and owns, leases and operates a fleet.

**Subsidiaries:** Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line Ltd.

**Affiliated companies:** Pt. Chandra Asri, Royal Maritime Corporation

**Development and construction:** This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

**Subsidiaries:** Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd.

**Affiliated companies:** Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

**Finance and logistics business:** Both in Japan and overseas, this group is involved in various financial businesses such as investment finance - fund management and fund investment -, insurance intermediary business, and financial product trading, while in logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure.

**Subsidiaries:** Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd. Marubeni International Finance p.l.c.

**Affiliated companies:** MG Leasing Corporation, Eastern Sea Leam Chabang Terminal Co., Ltd.

**Telecom & Information:** This group is engaged in information technology-related businesses : such as IP network infrastructures, overseas communication facilities, cellular phones, BS/CS broadcasting, RFID related business, ASP/ISP, etc., both domestically and internationally.

**Subsidiaries:** Marubeni Telecom Co., Ltd.(*2), Marubeni Solutions Corporation, Marubeni Information Systems Co., Ltd., Global Access Ltd.

**Affiliated companies:** Japan Cablenet Holdings Ltd.

**Domestic branches and offices:** Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

**Subsidiaries:** IMT Corporation

Marubeni Corporation

**Overseas corporate subsidiaries and branches:** Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

**Overseas corporate subsidiaries:** Marubeni America Corporation, Marubeni Europe p.l.c.,
Marubeni Hong Kong and South China Ltd.

**Subsidiaries:** Helena Chemical Company

**Corporate and administration, etc.:** This group carries out financial services, group finance, etc.

**Subsidiaries:** Marubeni Finance Corporation
Marubeni Management Resources Corp.

**Affiliated companies:** Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*1)Company name change:

Marubeni Shiryo Co., Ltd. (Renamed to Marubeni Nisshin Feed Co., Ltd. as of October 1, 2003)
MG Leasing Corporation (Renamed from Marubeni General Leasing Co. as of June 16, 2003)

(*2)Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)
Computer Wave Inc. (JASDAQ)

## Management Policy

### (1) Fundamental management policy

In order to propel the company's earning power and corporate vitality to an even higher level, Marubeni Corporation is promoting the "V" PLAN, a new medium-term management plan that will be implemented over a three-year period beginning in fiscal year 2003.

The "V" PLAN states that Marubeni's management policy is to "aim to be a robust corporate group consisting of No.1 portfolio units in each industry". Based on this plan, we are endeavoring to improve our financial structure and reinforce our earnings base by putting solid management into practice. We are implementing management strategies tailored to the respective business models of each unit and attempting to focus thoroughly on risk-return, and cash flow.

### (2) Progress status of the "V" PLAN, the new medium-term management plan, and challenges

Based on the fundamental management policy mentioned above, we pursued the following measures in the first half of fiscal 2003.

① Reinforcing the earnings base

In April 2003, we introduced a portfolio unit system. In addition to business management focused on Marubeni's previous divisions, this system enables us to implement business management based on finely divided units that correspond to the company's products, business areas, and customers.

By measuring profitability and earnings potential on a consolidated basis for each portfolio unit with risk and return indicators, we are putting a greater focus on detailed business domains in each division that were previously difficult to monitor, and this will lead to the more effective deployment of management resources.

Similarly, from fiscal year 2003, we will clearly position PATRAC (Profit After Tax less Risk Asset Cost) as our most important management indicator, thoroughly pursue returns that suit the risks concerned, and replace assets with high-quality ones that will achieve an increase in PATRAC.

Following is a discussion of trade volumes, gross trading profits and operating environments in the first half, by operating sector.

***A) Agri-marine Products Division***

In the Feedstuffs business, Marubeni Shiryo Co., Ltd. and Nisshin Feed Inc. of Nisshin Seifun Group merged on October 1, 2003 to form a new company called Marubeni Nisshin Feed Co., Ltd. The new company will have the second largest transaction level in the assorted feed industry after Zen Noh. In order to strengthen the intermediate wholesale business, Marubeni took the decision to include Nacx Nakamura Corporation, a leading company in the wholesale of frozen foods, as one of its subsidiaries. This company will support one arm of Marubeni's distribution

network, and will further expand the business of the Marubeni Group in the downstream industry.

***B) Textile Division***
To strengthen the domestic marketing of textile products, Marubeni invested in Fabricant Co., Ltd., a company licensed to manufacture and market "Lacoste" brand products, and established a joint venture with Goldwin, Inc. to plan, manufacture and market casual clothing. Overseas, Marubeni established Marubeni Textile (Shanghai) Co. Ltd., to expand the single flow of goods in China from materials to finished products, and to strengthen materials sales and transactions both within and outside China.

***C) Forest Products & General Merchandise Division***
Pulp transactions are showing steady growth supported by the procurement difficulty of raw wood and other active purchase in China, and across Asia. The performance of Daishowa-Marubeni International Ltd., an affiliated company, is also favorable. Business through Forestnet, Inc., an on-line sales portal in its second year, increased steadily, and turned operationally profitable in the first half of this year.

***D) Chemicals Division***
In the plastics business, Marubeni established MARUBENI PLAX CHINA Ltd. in Hong Kong, a subsidiary that imports and exports plastics materials and products, and construction materials. The company's mission is to expand business in China. Market forces fueled growth in sulfur-related transactions in the inorganic chemicals area, and synthetic fiber materials and polyvinyl chloride resin transactions in the petrochemical area, and both businesses grew a steady pace.

***E) Energy Division***
Petroleum and gas projects in the UK, US, India and Qatar are progressing smoothly. In measures to strengthen the competitiveness and profitability of the wholly owned subsidiary that markets petroleum and gas in Japan, Marubeni decided to reorganize and divide Marubeni Energy Corporation, and sell some shareholdings.

***F) Metals & Mineral Resources Division***
In metal and minerals resources development, the Hail Creek Coal Project in Australia is progressing smoothly, and coal shipment began in August 2003 as initially scheduled. The mine is scheduled to go into full production in 2007, with an annual production volume of 5.5 million tons.

***G) Transportation & Industrial Machinery Division***
In the area of industrial machinery, the Marubeni Vision Techno Center (Tokyo) opened as a product concept development base for image inspection systems, to provide tailored machine vision solutions to clients in the field of beverage/medical/ electronics/automotive. In the construction machinery area, Marubeni won the contract to supply 20 units of construction machinery to the Eastern Cement Corporation of Algeria.

*H) Utility & Infrastructure Division*
In the area of electric power business overseas, Marubeni acquired the Independent Power Producer (IPP) operational assets of US-based Sithe Energies, Inc. operating mainly in Asia and in other regions. Marubeni defines Asia as a significant region and is committed to strengthening the IPP business in the region. Marubeni won major orders for the construction of a co-generation power plant for the largest IPP in Thailand, for the expansion of facilities at a transformer station in Jakarta for the Indonesian state-run electric power company, for the delivery of equipment for pumped storage power station for West Bengal Power Development Corporation Ltd. and for the installation of transmission lines and transformer stations for Qatar General Electricity and Water Corporation.

*I) Plant & Ship Division*
In the plant sector, Marubeni collaborated in winning a construction project related to a pipeline deployment project in Pakistan, and acted as an intermediary in implementing the European Investment Bank's loan program, which will be extended for the first time to a corporation in Pakistan.

In the ship sector, orders were supported by the brisk chartered ship market, and Marubeni won orders for 35 units of new ships in the first half.

*J) Development & Construction Division*
In domestic condominium sales, the main business area of the division, sales of large-scale units such as Famille Garden Yokohama-Minami in the Tokyo region, and Famille Tokiwa Ontocho Residence Hill near Uzumasa, Kyoto, in Kinki region, were good. Regarding residential condominium sales in China, sales in the Phoenix City Condominium Project, Shanghai, (Second Round of the First Phase), began during this period, and all 380 units were sold. The housing business overseas is progressing well.

*K) Telecom & Information Division*
Marubeni invested in US-based Matrix, a manufacturer of IC tag products for UHF bandwidth, and acquired exclusive sales rights of Matrix products in Japan and sales rights overseas. In addition, Marubeni launched field trials of IC tags, in preparation for entry to the RFID (radio frequency identification) business that is expected to deploy fully in the future. Further, although export of communication devices was difficult in the first half, Marubeni Telecom Co. Ltd, Marubeni Solution Corporation, Ltd. and Marubeni Information Systems Co., Ltd. all performed well. Global Access Ltd., a company engaged in the optical cable networking business which requires prior investments, increased sales notably to financial and CATV related customers.

*L) Finance & Logistics Business Division*
In the financial area, Marubeni continued to take advantage of its track record with MBI funds, leading to new engagements in enterprise turnaround funds, and further fund related businesses.
In the logistics area, utilizing its own warehouses, Marubeni continued to actively develop 3PL (third party logistics) through consulting, and actively finding solutions enabling clients to reduce logistics costs etc.

***M) Domestic branches & offices, overseas corporate subsidiaries and branches***
Gross trading profit on sales at domestic branches are on a general downward trend, with the exception of the Nagoya Branch, but efforts continue to focus on securing new revenues through working with varied businesses that are well installed in their respective regions across Japan, and in their markets, such as condominium sales, machinery, chemicals, general merchandise, and pulp and paper.
Among the overseas corporate subsidiaries and branches, Marubeni America Corporation's major businesses, such as Helena Chemical Company, which sells agricultural chemicals, and Carlisle Leasing International, which leases containers, are doing well. Among subsidiaries in Europe, profits are growing steadily overall, primarily in mainline chemical products.

② Strengthening the financial structure

The "V" PLAN calls for consolidated net income of ¥50 billion, consolidated net interest-bearing debt of ¥2,000 billion, and a net D/E ratio of 4 to 5 times as numerical targets for fiscal year 2005. At the end of the first half under review, consolidated net interest-bearing debt was ¥2,168.0 bn and the net D/E ratio was 7.13 times (compared with net interest-bearing debt of ¥2,264.1 billion and a net D/E ratio of 8.71 times at the end of March 2003). Thus we are making steady progress toward the achievement of the numerical goals for fiscal 2005.

In addition, we plan to reinforce our capital during the term of the "V" PLAN. With the aim of diversifying the options that the company can make flexible and swift decisions on its capital structure, we received approval at the ordinary general meeting of shareholders in June 2003 for a partial modification of Marubeni's articles of incorporation to enable the Company to issue preferred stocks.

**(3) Action relating to corporate governance**

In order to develop an open management for society and our shareholders, we are attempting to bolster corporate governance through the following measures.

- With the aim of further invigorating company management, we amended the term of appointment for directors from two years to one year at the ordinary general meeting of shareholders in June 2003.
- We established an "Advisory Committee" that includes five external members to ensure corporate transparency and soundness by reflecting the advice and proposals of knowledgeable people outside the company in future management. The committee held its first meeting in August 2003, and is scheduled to meet about three times a year.
- In April 2003, we established the Corporate Auditor Department with the aim of strengthening the functions of auditors. As we will reinforce internal audits, we increased the number of members of the Audit Department from 14 to 27.

Marubeni's business management organization is as shown in the figure below.



General Meeting of Shareholders
Appointment/ Dismissal
Board of Corporate Auditors
Corporate Auditors : 4
(including 2 outside auditors)
Appointment/ Dismissal
Independent Auditors
Appointment/ Dismissal
Accounting Audit
Audit
Board of Directors
Members of the Board: 11
Advisory Committee
Advice/ Suggestions
Appointment/ Dismissal/Control
President and CEO
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Committee on Global Environmental Preservation
Security Trade Control Committee
etc.
Executive Officers
Business Division
Corporate Staff Division


**(4) Action relating to compliance**

Marubeni regards compliance as the most important obligation of management to society. In fiscal year 2002, we established a "Compliance Committee" and drafted the Compliance Manual, and we also conducted internal training sessions and explanatory meetings relating to compliance. In fiscal year 2003 as well, we are reinforcing the compliance system within the overall group, including overseas corporate subsidiaries group companies. For example, we are formulating guidelines for the construction of a compliance structure for overseas offices.

**(5) Basic Policy regarding Profit Distribution**

At Marubeni, we recognize that continuing to distribute dividends to shareholders in a stable manner is an important corporate responsibility along with increasing shareholders' equity. In the current fiscal year, we intend to pay a term-end cash dividend of ¥3 per share, as in the previous fiscal year.

## Financial Results and Conditions

### (1) Financial Results

**Business Environment**

Looking broadly at overseas economies in the first half of FY2003, the negative effects of both the Iraq war and SARS were limited and a gentle recovery centering on the U.S. economy more or less continued.

In the U.S., the sentiment of both enterprises and consumers lifted with the de facto conclusion of the Iraq war, and this combined with aggressive monetary easing and large-scale tax cuts to put stock prices back on an upward trend. Led by consumer spending and capital investment, the pace of the recovery picked up. The outlook for the U.S. economy, however, remains uncertain, as there are fears of surplus employment and facilities and concern over the expanding national budget deficit and growing current account deficits.

Amidst weakening external demand in Europe due in part to an appreciating euro, slumping business conditions have persisted, as budgetary discipline compliance mechanisms in euro zone countries have prevented aggressive internal leveraging.

In Asia, the SARS outbreak caused the flow of both people and goods to stagnate, especially in China. By June, however, the disease had stopped spreading, and its effect on the economy was limited to the service industry and a few other areas. China maintained high growth of close to 8% despite soft internal demand in the April-June quarter thanks to direct investment and exports. The economics of Thailand, Indonesia and Malaysia expanded at a stable rate on the back of strong internal demand. The economies of Singapore, Hong Kong, Taiwan and South Korea were limited to low growth due to slumping internal demand.

The persistently high price of crude oil helped the Russian economy to a solid performance. In Central and South America, the turbulence in Brazil's and Argentina's financial and currency markets subsided.

The Japanese economy in the first half of FY2003 continued to be marked by a gradual, export-led recovery in business conditions. Exports trended firmly against a backdrop of economic growth in China and the rest of Asia and stable currency rates courtesy of the government's and the Bank of Japan's large-scale market interventions. In financial markets, the Bank of Japan expanded its policy of quantitative easing and this along with a rally in stock prices on the back of aggressive purchases of Japanese stock by foreign investors, part of a global trend of share price appreciation, caused concerns over the financial system to retreat. Affected by these developments, companies' confidence in the economy improved and the number of companies starting to update facilities increased, which supported the continuing recovery in capital investment. On the downside, however, the deflationary trend persisted, as the sense of employment and

facilities surpluses continued to be deeply rooted, and the recovery in consumer spending was lackadaisical.

**Consolidated Financial Results**

The summary of consolidated financial results for the 1st Half of FY2003 is as follows:

(billions of yen)

| | 1st Half FY2003 | 1st Half FY2002 | Variance | |
|---|---|---|---|---|
| | | | Amount | % |
| Total volume of trading transactions | 3,825.4 | 4,312.4 | -487.0 | -11.3% |
| Gross trading profit | 198.6 | 214.6 | -16.0 | -7.5% |
| Operating profit | 39.0 | 39.3 | -0.3 | -0.9% |
| Income before income taxes and equity in earnings | 28.4 | 26.5 | 1.9 | 7.1% |
| Current net income | 19.7 | 17.8 | 1.9 | 10.7% |

The total volume of trading transactions on a consolidated basis in the first half of the current fiscal year decreased 11.3% compared to the same period of the previous year to ¥3,825.4 billion.

Gross trading profit decreased ¥16.0 billion, or 7.5%, compared to the same period of the previous year to ¥198.6 billion.

Operating profit declined ¥0.3 billion, or 0.9%, year-on-year to ¥39.0 billion, as selling, general and administrative expenses and the provision for doubtful accounts decreased ¥15.7 billion against the same period of last year.

Income before income taxes and equity in earnings improved ¥1.9 billion, or 7.1% year-on-year to ¥28.4 billion thanks to improvements in financial expenses-net and gain/loss on investment securities.

Income after income taxes and equity in earnings (adopting income tax effects) increased ¥1.5 billion, or 13.6%, compared to the same period of the previous year to ¥12.8 billion.

Net income increased ¥1.9 billion, or 10.7%, over the interim period of last year to ¥19.7 billion because of a year-on-year improvement of ¥0.4 billion, or 5.6%, in equity in earnings of affiliated companies.

## (2) Financial Condition

### Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half of FY2003 is as follows:

(billions of yen)

| | September 30, 2003 | March 31, 2003 | Variance |
|---|---|---|---|
| Total assets | 4,263.5 | 4,321.5 | -58.0 |
| Shareholders' equity | 304.2 | 260.1 | 44.1 |
| Interest-bearing debt | 2,697.9 | 2,745.0 | -47.1 |
| Net interest-bearing debt<br>(Net debt-equity ratio) | 2,168.0<br>7.13 times | 2,264.1<br>8.71 times | -96.1<br>-1.58 points |

| | | | |
|---|---|---|---|
| Net interest-bearing debt after factoring out impact of SFAS No. 133<br>(Net debt-to-equity ratio) | 2,146.3<br>7.06 times | 2,223.1<br>8.55 times | -76.8<br>-1.49 points |

**Consolidated total assets** fell ¥58.0 billion compared to the end of the previous fiscal year to ¥4,263.5 billion as increases in listed investment equity securities and other investments from rising stock prices were more than offset by a decrease in trade receivables from reorganizing low-profit transactions and other factors. **Consolidated interest-bearing debt** fell in line with the reduction in total assets, dropping ¥47.1 billion year-on-year to ¥2,697.9 billion. Net interest-bearing debt excluding cash and cash equivalents dropped ¥96.1 billion from the previous fiscal year-end to ¥2,168.0 billion. **Total shareholders' equity** increased ¥44.1 billion compared to the end of the previous fiscal year to ¥304.2 billion, as the Company posted a net income and accumulated other comprehensive loss improved.
As a result of these developments, the **net debt-to-equity ratio** improved 1.58 points over the previous year-end from 8.71 to 7.13 times.

**Net cash provided by operating activities** rose ¥6.8 billion from the previous year to ¥72.4 billion as a result of efforts to improve operational efficiency by reducing trade receivables etc. **Net cash provided by investing activities** was 10.6 billion yen, due to the sale and redemption of securities and investment securities, and collection of loans.

As a result, 82.9 billion yen in **free cash flow** has been generated during the period under review.

By appropriating the cash in flow to cut interest-bearing debt, the **net cash used in financing activities** was 30.1 billion yen, and **cash and cash equivalents** at the end of the period came to 520.3 billion yen, increasing by 53.8 billion yen from the end of the previous fiscal year.

**(3) Financial Prospects for the Fiscal Year Ending March 31, 2004**

Financial prospects for the year ending March 31, 2004, is as follows:

(billions of yen)

| | Forecast FY2003 | Result FY2002 |
|---|---|---|
| Total volume of trading transactions | 8,200.0 | 8,793.3 |
| Net income | 33.0 | 30.3 |

**Major assumptions:**

Foreign exchange rate: US$1 = approx. ¥115

Short-term prime rate (Japan): approx. 1.4%

Long-term prime rate (Japan): approx. 1.6%

## Marubeni Corporation

## Consolidated Statements of Operations

| | *Millions of yen* | | | |
|---|---|---|---|---|
| | ***Six months ended* September 30** | | | |
| | **2003** | **2002** | **Variance** | |
| Total volume of trading transactions | **¥3,825,357** | ¥4,312,403 | ¥ - 487,046 | - 11.3 % |
| Gross trading profit | **¥ 198,550** | ¥ 214,555 | ¥ - 16,005 | - 7.5% |
| (ratio) | **(5.19%)** | (4.98%) | | |
| Expenses: | | | | |
| Selling, general and administrative expenses | **- 161,041** | - 169,123 | 8,082 | - 4.8 % |
| Provision for doubtful accounts | **1,450** | - 6,128 | 7,578 | - |
| Total | **- 159,591** | - 175,251 | 15,660 | - 8.9 % |
| Operating profit (loss) | **38,959** | 39,304 | - 345 | - 0.9 % |
| Other income (expenses): | | | | |
| Interest expense, net of interest income | **- 10,840** | - 11,389 | 549 | - 4.8 % |
| Dividends | **4,379** | 3,565 | 814 | 22.8 % |
| Gain (loss) on investment securities | **1,817** | 455 | 1,362 | - |
| Gain (loss) on property and equipment | **- 530** | 1,131 | - 1,661 | - |
| Other – net | **- 5,408** | - 6,578 | 1,170 | - |
| Total | **- 10,582** | - 12,816 | 2,234 | - |
| Income (loss) before income taxes and equity in earnings (losses) of affiliated companies | **28,377** | 26,488 | 1,889 | 7.1 % |
| Provision for income taxes | **- 15,564** | - 15,207 | - 357 | 2.3 % |
| Income (loss) before equity in earnings (losses) of affiliated companies | **12,813** | 11,281 | 1,532 | 13.6 % |
| Equity in earnings (losses) of affiliated companies-net (after income tax effects) | **6,890** | 6,522 | 368 | 5.6 % |
| Net income (loss) | **¥ 19,703** | ¥ 17,803 | ¥ 1,900 | 10.7 % |

*These financial statements are based on US GAAP.

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

# Marubeni Corporation

## Consolidated Balance Sheets

| | *Millions of yen* | | |
|---|---|---|---|
| | **September 30 2003** | March 31 2003 | **Variance** |
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents, and time deposits | **¥ 529,925** | ¥ 480,842 | **¥ 49,083** |
| Investment securities | **17,057** | 13,290 | **3,767** |
| Notes and accounts receivable - trade: | | | |
| Notes receivable | **109,673** | 108,048 | **1,625** |
| Accounts receivable | **749,639** | 824,784 | **- 75,145** |
| Due from affiliated companies | **125,589** | 131,655 | **- 6,066** |
| Allowance for doubtful accounts | **- 28,651** | - 32,068 | **3,417** |
| Inventories | **393,425** | 397,714 | **- 4,289** |
| Advance payments to suppliers | **57,777** | 67,741 | **- 9,964** |
| Deferred income taxes | **34,052** | 34,594 | **- 542** |
| Prepaid expenses and other current assets | **164,384** | 175,474 | **- 11,090** |
| Total current assets | **2,152,870** | 2,202,074 | **- 49,204** |
| Investments and long-term receivables: | | | |
| Affiliated companies | **363,498** | 364,648 | **- 1,150** |
| Securities and other investments | **495,411** | 450,544 | **44,867** |
| Notes, loans and accounts receivable - trade | **339,910** | 356,349 | **- 16,439** |
| Allowance for doubtful accounts | **- 105,691** | - 110,462 | **4,771** |
| Property leased to others, at cost, less accumulated depreciation | **204,674** | 201,871 | **2,803** |
| Total investments and long-term receivables | **1,297,802** | 1,262,950 | **34,852** |
| Net property and equipment | **454,853** | 460,331 | **- 5,478** |
| Prepaid pension cost | **112,214** | 113,005 | **- 791** |
| Deferred income taxes | **135,582** | 157,335 | **- 21,753** |
| Intangible fixed assets | **46,746** | 42,236 | **4,510** |
| Goodwill | **24,763** | 23,553 | **1,210** |
| Other assets | **38,688** | 59,998 | **- 21,310** |
| Total assets | **¥4,263,518** | ¥4,321,482 | **¥ - 57,964** |

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

| | Millions of yen | | |
|---|---|---|---|
| | **September 30 2003** | March 31 2003 | **Variance** |
| **Liabilities and shareholders' equity** | | | |
| Current liabilities: | | | |
| Short-term loans | **¥ 627,303** | ¥ 561,139 | **¥ 66,164** |
| Current portion of long-term debt | **412,137** | 402,186 | **9,951** |
| Notes and accounts payable-trade | | | |
| Notes and acceptances payable | **183,666** | 196,282 | **- 12,616** |
| Accounts payable | **564,590** | 608,386 | **- 43,796** |
| Due to affiliated companies | **46,568** | 44,717 | **1,851** |
| Advance payments received from customers | **55,302** | 60,553 | **- 5,251** |
| Income taxes | **10,603** | 13,773 | **- 3,170** |
| Deferred income taxes | **1,756** | 1,984 | **- 228** |
| Accrued expenses and other current liabilities | **219,133** | 216,880 | **2,253** |
| Total current liabilities | **2,121,058** | 2,105,900 | **15,158** |
| Long-term debt, less current portion | **1,776,658** | 1,902,327 | **- 125,669** |
| Employees' retirement benefits | **9,288** | 9,571 | **- 283** |
| Deferred income taxes | **18,694** | 10,972 | **7,722** |
| Minority interests in consolidated subsidiaries | **33,643** | 32,661 | **982** |
| Shareholders' equity: | | | |
| Common stock | **194,039** | 194,039 | **-** |
| Additional paid-in capital | **87,765** | 87,765 | **-** |
| Retained earnings (losses) | **80,008** | 64,786 | **15,222** |
| Accumulated other comprehensive loss | **- 57,530** | - 86,441 | **28,911** |
| Cost of common stock in treasury | **- 105** | - 98 | **- 7** |
| Total shareholders' equity | **304,177** | 260,051 | **44,126** |
| Total liabilities and shareholders' equity | **¥4,263,518** | ¥4,321,482 | **¥ - 57,964** |

| | | | |
|---|---|---|---|
| **Cash and cash equivalents:** | **¥ 520,282** | ¥ 466,511 | **¥ 53,771** |
| **Accumulated other comprehensive loss:** | | | |
| Net unrealized gains (losses) on investment securities, net of reclassification | **¥ 14,121** | ¥ - 8,363 | **¥ 22,484** |
| Currency translation adjustments, net of reclassification | **- 67,183** | - 72,680 | **5,497** |
| Minimum pension liability adjustment | **- 582** | - 582 | **-** |
| Net unrealized losses on derivatives | **- 3,866** | - 4,816 | **930** |

# Marubeni Corporation

## Consolidated Statements of Changes in Shareholders' Equity

| | *Millions of yen* | | | | | |
|---|---|---|---|---|---|---|
| | *Six Months ended* **September 30, 2003** | | *Year ended* **March 31, 2003** | | *Six Months ended* **September 30, 2002** | |
| **Common stock:** | | | | | | |
| Balance at beginning of period | **¥194,039** | | ¥194,039 | | ¥ 194,039 | |
| Balance at end of period | **¥194,039** | | ¥194,039 | | ¥ 194,039 | |
| **Additional paid-in capital:** | | | | | | |
| Balance at beginning of period | **¥87,765** | | ¥216,993 | | ¥216,993 | |
| Transfer to retained earnings (losses) | **-** | | -129,228 | | -129,228 | |
| Balance at end of period | **¥ 87,765** | | ¥87,765 | | ¥ 87,765 | |
| **Retained earnings (losses):** | | | | | | |
| Balance at beginning of period | **¥ 64,786** | | ¥ -94,754 | | ¥ -94,754 | |
| Net income (loss) | **19,703** | **19,703** | 30,312 | 30,312 | 17,803 | ¥ 17,803 |
| Cash dividend | **- 4,481** | | - | | - | |
| Transfer from additional paid-in capital | **-** | | 129,228 | | 129,228 | |
| Balance at end of period | **¥ 80,008** | | ¥64,786 | | ¥ 52,277 | |
| **Accumulated other comprehensive income (loss):** | | | | | | |
| Balance at beginning of period | **¥ -86,441** | | ¥ -52,375 | | ¥ - 52,375 | |
| Unrealized (losses) gains on investment securities, net of reclassification | | **22,484** | | -8,749 | | 1,629 |
| Currency translation adjustments, net of reclassification | | **5,497** | | -20,854 | | -23,288 |
| Minimum pension liability adjustment | | **-** | | -362 | | - |
| Net unrealized losses on derivatives | | **930** | | -4,101 | | -2,055 |
| Other comprehensive income (loss), net of tax | **28,911** | **28,911** | -34,066 | -34,066 | -23,714 | -23,714 |
| Comprehensive income (loss) | | **¥ 48,614** | | ¥ -3,754 | | ¥ -5,911 |
| Balance at end of period | **¥ -57,530** | | ¥ -86,441 | | ¥ - 76,089 | |
| **Cost of common stock in treasury:** | | | | | | |
| Balance at beginning of period | **¥ - 98** | | ¥ - 8 | | ¥ - 8 | |
| Treasury stock sold (repurchased) | **- 7** | | - 90 | | - 59 | |
| Balance at end of period | **¥ - 105** | | ¥ - 98 | | ¥ - 67 | |

*These financial statements are based on US GAAP.

## Marubeni Corporation

## Consolidated Statements of Cash Flows

| | *Millions of yen* | | |
|---|---|---|---|
| | *Six Months ended* Sept. 30 | | |
| | 2003 | 2002 | Variance |
| **Operating activities** | | | |
| Net income (loss) | ¥ 19,703 | ¥ 17,803 | ¥ 1,900 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 25,262 | 36,693 | - 11,431 |
| Provision for doubtful accounts | -1,450 | 6,128 | - 7,578 |
| Equity in (earnings) losses of affiliated companies- net | - 3,731 | - 4,886 | 1,155 |
| (Gain) loss on investment securities | - 1,817 | - 455 | - 1,362 |
| (Gain) loss on property and equipment | 530 | - 1,131 | 1,661 |
| Deferred income taxes | 10,221 | 4,491 | 5,730 |
| Changes in operating assets and liabilities: | | | |
| Notes and accounts receivable | 40,733 | 61,244 | - 20,511 |
| Inventories | 7,369 | 1,374 | 5,995 |
| Advance payments to suppliers and prepaid expenses and other current assets | 30,698 | 24,359 | 6,339 |
| Prepaid pension cost | 791 | 1,273 | -482 |
| Notes, acceptances and accounts payable | - 54,518 | - 68,581 | 14,063 |
| Advance payments received from customers and accrued and other current liabilities | - 6,125 | - 17,066 | 10,941 |
| Income taxes | - 4,817 | -1,493 | - 3,324 |
| Other | 9,525 | 5,791 | 3,734 |
| Net cash provided by operating activities | 72,374 | 65,544 | 6,830 |
| **Investing activities** | | | |
| Proceeds from sales and redemptions of securities and other investments | 31,268 | 75,168 | - 43,900 |
| Purchases of securities and other investments | - 26,668 | - 51,552 | 24,884 |
| Proceeds from sales of property and equipment and property leased to others | 4,195 | 23,719 | - 19,524 |
| Purchases of property and equipment and property leased to others | - 23,492 | - 33,782 | 10,290 |
| Collection of loans receivable | 47,495 | 102,093 | - 54,598 |
| Loans made to customers | - 16,226 | -34,741 | 18,515 |
| Other | -6,017 | -423 | - 5,594 |
| Net cash provided (used) by investing activities | 10,555 | 80,482 | - 69,927 |
| Free Cash Flows | 82,929 | 146,026 | - 63,097 |
| **Financing activities** | | | |
| Net decrease (increase) in short-term loans | 12,058 | -63,342 | 75,400 |
| Proceeds from long-term debt | 244,609 | 185,143 | 59,466 |
| Payments of long-term debt | -281,845 | -325,094 | 43,249 |
| Cash dividend | -4,481 | - | -4,481 |
| (Purchase) sale of treasury stock | -7 | -59 | 52 |
| Other | - 449 | 801 | -1,250 |
| Net cash used (provided) in financing activities | - 30,115 | -202,551 | 172,436 |
| Effect of exchange rate changes on cash and cash equivalents | 957 | - 13,629 | 14,586 |
| Net increase (decrease) in cash and cash equivalents | 53,771 | -70,154 | 123,925 |
| Cash and cash equivalents at beginning of period | 466,511 | 466,642 | -131 |
| Cash and cash equivalents at end of period | 520,282 | 396,488 | 123,794 |

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

## Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

| | September 30, 2003 | March 31, 2003 | Variance |
|---|---|---|---|
| Subsidiaries | 330 | 327 | 3 |
| Affiliated companies | 154 | 157 | -3 |
| Total | 484 | 484 | 0 |

(2) Major Group Firms

Subsidiaries

| | |
|---|---|
| Overseas<br>210 | Marubeni America Corporation<br>Marubeni Europe p.l.c.<br>Marubeni Hong Kong & South China Ltd.<br>Marubeni International Finance p.l.c.<br>Iguaçu de Café Solúvel |
| Domestic<br>120 | Marubeni Real Estate Co., Ltd.<br>Marubeni Energy Corporation<br>Marubeni Shiryo Co., Ltd. (*)<br>Marubeni Pulp & Paper Sales Co., Ltd.<br>Marubeni Telecom Co., Ltd. |

(*) Company name changed to "Marubeni Nisshin Feed Co., Ltd." from Oct. 1, 2003.

Affiliated companies

| | |
|---|---|
| Overseas<br>101 | Shanghai Asahi Electronic Glass Co., Ltd.<br>Uni-Mar Energi Yatirimlari A.S.<br>Daishowa-Marubeni International Ltd. |
| Domestic<br>53 | Marubeni-Itochu Steel Inc.<br>The Maruetsu, Inc.<br>Sofmap Co., Ltd.<br>Marubeni Construction Material Lease Co., Ltd<br>Marubeni Infotec Corporation |

(3) Changes

Subsidiaries

| | |
|---|---|
| Newly included<br>12 | Marubeni Oil & Gas (USA) Inc.<br>Fuji Coated Paper Co., Ltd.<br>Jiangmen Xinhui Chemical Harbor Storage Co., Ltd.<br>Others— 9 companies |
| Excluded | 9 companies |

Affiliated companies

| | |
|---|---|
| Newly included<br>3 | Fabricant Co., Ltd.<br>Japan Reit Advisors<br>SEC Holding Co. S.A. |
| Excluded | 6 companies |

2. Change of Accounting Standards

From this term, the Company has adopted Statement of Financial Accounting Standards Statement No. 143 "Accounting for Asset Retirement Obligations".

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

**Interim Earnings/Loss per Share of Common Stock**

The following table sets forth the computation of basic and diluted earnings/loss per share:

| | *Millions of yen* | | | |
|---|---|---|---|---|
| | **1st Half (April 1 – September 30) of** | | | |
| | **FY2003** | | **FY2002** | |
| **Numerator:** | | | | |
| Net income (loss) (numerator for basic earnings (loss) per share) | ¥ | 19,703 | ¥ | 17,803 |
| Effect of dilutive securities: | | | | |
| Convertible debentures | | 162 | | 167 |
| Numerator for diluted earnings (loss) per share | ¥ | 19,865 | ¥ | 17,970 |
| **Denominator:** | *Thousands of shares* | | | |
| Denominator for basic earnings (loss) per share - weighted average shares | | 1,493,256 | | 1,493,719 |
| Effect of dilutive securities: | | | | |
| Convertible debentures | | 119,666 | | 125,840 |
| Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions | | 1,612,922 | | 1,619,559 |
| | *Yen* | | | |
| Basic earnings (loss) per share | ¥ | 13.19 | ¥ | 11.92 |
| Diluted earnings (loss) per share | ¥ | 12.32 | ¥ | 11.10 |

The convertible debenture #8 issued in November 1996 has dilution effect for the 1st Half of FY2002 and FY2003.

**Segment Information**

**1. Operating Segments**

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

**Segment Information (continued)**

The Company's operating segment information for the 1st Half FY2003 and FY2002, were as follows:

| **1st Half FY2003 (April 1, 2003 - September 30, 2003)** | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Agri-marine products | Textile | Forest products and general merchandise | Chemicals | Energy | Metals and mineral resources | Transportation and industrial machinery | Utility and infrastructure |
| Total volume of trading transactions: | | | | | | | | |
| Outside customers | ¥375,576 | ¥170,168 | ¥361,722 | ¥ 266,938 | ¥1,008,577 | ¥232,315 | ¥333,411 | ¥134,441 |
| Inter-segment | 5,645 | 1,882 | 19,870 | 11,781 | 330 | 10,674 | 10,543 | 15 |
| Total | ¥381,221 | ¥172,050 | ¥381,592 | ¥ 278,719 | ¥1,008,907 | ¥242,989 | ¥343,954 | ¥134,456 |
| Gross trading profit | ¥ 25,860 | ¥ 11,917 | ¥ 19,121 | ¥ 13,746 | ¥ 15,584 | ¥ 6,084 | ¥ 29,082 | ¥ 6,431 |
| Segment net income (loss) | ¥ 3,570 | ¥ 1,197 | ¥ 3,088 | ¥ 3,070 | ¥ 4,605 | ¥ 2,302 | ¥ 1,340 | ¥ 3,168 |
| Segment asset (September 30, 2003) | ¥350,320 | ¥134,848 | ¥322,853 | ¥ 153,158 | ¥ 309,097 | ¥166,906 | ¥315,618 | ¥274,088 |

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Plant and ship | Development and construction | Finance and logistics business | Telecom & Information | Domestic branches and offices | Overseas corporate subsidiaries and branches | Corporate and elimination | Consolidated |
| Total volume of trading transactions: | | | | | | | | |
| Outside customers | ¥282,992 | ¥ 67,484 | ¥ 8,273 | ¥ 79,564 | ¥ 68,801 | ¥433,379 | ¥ 1,716 | ¥ 3,825,357 |
| Inter-segment | 836 | 175 | 1,000 | 1,681 | 6,547 | 142,508 | -213,487 | - |
| Total | ¥283,828 | ¥ 67,659 | ¥ 9,273 | ¥ 81,245 | ¥ 75,348 | ¥575,887 | ¥ -211,771 | ¥ 3,825,357 |
| Gross trading profit | ¥ 5,291 | ¥ 10,960 | ¥ 2,478 | ¥ 10,703 | ¥ 2,106 | ¥ 41,141 | ¥ -1,954 | ¥ 198,550 |
| Segment net income (loss) | ¥ -3,045 | ¥ -2,128 | ¥ 1,339 | ¥ -4,668 | ¥ 166 | ¥ 5,920 | ¥ -221 | ¥ 19,703 |
| Segment asset (September 30, 2003) | ¥356,904 | ¥ 363,607 | ¥164,191 | ¥155,409 | ¥ 60,971 | ¥ 483,018 | ¥ 652,530 | ¥ 4,263,518 |

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

**Segment Information (continued)**

| **1st Half FY2002 (April 1, 2002 – September 30, 2002)** | Agri-marine products | Textile | Forest products and general merchandise | Chemicals | Energy | Metals and mineral resources | Transportation and industrial machinery | Utility and infrastructure |
|---|---|---|---|---|---|---|---|---|
| | *Millions of yen* | | | | | | | |
| Total volume of trading transactions: | | | | | | | | |
| Outside customers | ¥ 473,042 | ¥177,404 | ¥343,833 | ¥275,528 | ¥1,094,581 | ¥206,695 | ¥ 325,477 | ¥177,787 |
| Inter-segment | 5,177 | 1,865 | 19,715 | 10,542 | 441 | 16,208 | 9,474 | 73 |
| Total | ¥ 478,219 | ¥179,269 | ¥363,548 | ¥286,070 | ¥1,095,022 | ¥222,903 | ¥ 334,951 | ¥177,860 |
| Gross trading profit | ¥ 28,677 | ¥ 11,842 | ¥ 20,743 | ¥ 16,365 | ¥ 17,206 | ¥ 6,933 | ¥ 26,746 | ¥ 5,338 |
| Segment net income (loss) | ¥ 3,661 | ¥ 919 | ¥ 2,563 | ¥ 3,475 | ¥ 5,240 | ¥ 759 | ¥ 2,791 | ¥ 4,105 |
| Segment assets (March 31, 2003) | ¥ 347,483 | ¥123,868 | ¥299,009 | ¥147,420 | ¥ 348,338 | ¥157,820 | ¥ 292,581 | ¥232,197 |

| | Plant and ship | Development and construction | Finance and logistics business | IT business | Domestic branches and offices | Overseas corporate subsidiaries and branches | Corporate and elimination | Consolidated |
|---|---|---|---|---|---|---|---|---|
| | *Millions of yen* | | | | | | | |
| Total volume of trading transactions: | | | | | | | | |
| Outside customers | ¥435,603 | ¥ 64,243 | ¥ 19,415 | ¥202,717 | ¥ 83,048 | ¥ 430,428 | ¥ 2,602 | ¥ 4,312,403 |
| Inter-segment | 1,762 | 194 | 3,175 | 1,827 | 7,149 | 147,153 | -224,755 | – |
| Total | ¥437,365 | ¥ 64,437 | ¥ 22,590 | ¥204,544 | ¥ 90,197 | ¥ 577,581 | ¥-222,153 | ¥ 4,312,403 |
| Gross trading profit | ¥ 5,879 | ¥ 14,041 | ¥ 3,481 | ¥ 15,697 | ¥ 3,669 | ¥ 40,192 | ¥ -2,254 | ¥ 214,555 |
| Segment net income (loss) | ¥ 1,926 | ¥ -2,535 | ¥ 2,740 | ¥ -3,114 | ¥ 708 | ¥ 5,699 | ¥ -11,134 | ¥ 17,803 |
| Segment assets (March 31, 2003) | ¥392,244 | ¥376,963 | ¥169,504 | ¥245,103 | ¥ 60,764 | ¥ 491,371 | ¥ 636,817 | ¥ 4,321,482 |

(Note 1) From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*.
Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

| | Transportation & Industrial Machinery | Utility & Infrastructure | Telecom & Information |
|---|---|---|---|
| Total volume of trading transactions | 294,641 | 134,456 | 130,558 |
| Gross trading profit | 27,539 | 6,431 | 12,246 |
| Net income (loss) for the term | 3,340 | 3,332 | - 6,832 |
| Total assets (as of September 30, 2003) | 278,862 | 243,242 | 223,011 |

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.



**Segment Information (continued)**

(Note 3) **Total Volume of Trading Transactions** and **Gross Trading Profit** and **Business Summary** by Operating Segment are as follows:

***Agri-Marine Products*** transactions declined ¥97.0 billion, or 20.3%, compared to the same period of the previous year due to decreases in transactions involving food products and beverage. Gross trading profit fell ¥2.8 billion, or 9.8%, year-on-year primarily because of declines in fisheries and livestock-related areas and beverage ingredients-related areas.

***Textile*** transactions declined ¥7.2 billion, or 4.0%, against the same period of a year ago owing to a decrease in domestic transactions. By improving profitability, year-on-year gross trading profit rose ¥0.1 billion, or 0.6%.

***Forest Products & General Merchandise*** transactions increased ¥18.0 billion, or 5.0%, compared to the same period of the previous year because of increased trade of plywood and wood building materials and a paper-related company newly included within the scope of consolidation. Gross trading profit declined ¥1.6 billion, or 7.8%, year-on-year due to a decrease in the profitability of building products-related transactions and increases in the prices of raw materials used in paper-related businesses.

***Chemicals*** transactions were affected by excluding or selling-off plastics-related subsidiaries, with total sales slipping ¥7.4 billion, or 2.6%, compared to same-period levels of a year ago. A drop in income from electronic materials and vinyl chloride-related areas combined with the decline in revenue to push gross trading profit down ¥2.6 billion, or 16.0%, compared to the same period of the previous year.

***Energy*** transactions decreased ¥86.1 billion, or 7.9%, against the first half of last year due to a decrease in agency imports. Gross trading profit decreased by 1.6 billion, or 9.4% year-on-year due to a decline in revenue of a group company's transactions.

***Metals & Mineral Resources*** transactions were buoyed by rising prices of light non-ferrous metal ore and other factors, with total sales improving ¥20.1 billion, or 9.0%, compared to the same period of the previous year. Gross trading profit fell ¥0.8 billion, or 12.2%, year-on-year primarily as a consequence of currency fluctuations.

***Transportation & Industrial Machinery*** transactions were boosted by increases in industrial machinery-related and aircraft-related trading as well as by the transfer of business rights from the former IT Business segment. These factors pushed total sales up ¥9.0 billion, or 2.7%, compared to the previous interim period. Gross trading profit improved ¥2.3 billion, or 8.7%, over the same period of a year ago as a result of the increase in revenue.

***Utility & Infrastructure*** transactions received a boost from Abu Dhabi water pipe project transactions, but overall they declined ¥43.4 billion, or 24.4%, compared to the interim period of the previous year as a result of decreases incurred with the end of power generation projects for Taiwan, India and Central and South America. Thanks to increases from the Abu Dhabi water pipe project, gross trading profit improved ¥1.1 billion, or 20.5%, over the half-year period of a year ago.

***Plant & Ship*** transactions fell ¥153.5 billion, or 35.1%, compared to the same period of the previous year primarily because of a drop in sales related to energy and chemical plants for the Near and Middle East and Africa. The fall in revenues pushed gross profit down ¥0.6 billion, or 10.0%, compared to the same period of the previous year.

***Development and Construction*** transactions were buoyed by brokerage transactions and other activities, increasing ¥3.2 billion, or 5.0%, compared to the interim period of last year. Gross trading profit declined ¥3.1 billion, or 21.9%, year-on-year owing to selling off an overseas real estate subsidiary and decreased income from housing and leasing related activities.

***Finance & Logistics Business*** transactions fell ¥13.3 billion, or 59.0%, year-on-year as a consequence of excluding a lease-related subsidiary. This revenue decline resulted in a year-on-year fall in gross trading profit of ¥1.0 billion, or 28.8%.

***Telecom & Information*** transactions decreased ¥123.3 billion, or 60.3%, compared to the same period of the previous year due to reduced revenue from overseas communications projects and from transferring business rights to other segments. Gross trading profit was affected by this decline, dropping ¥5.0 billion, or 31.8%, against the interim period of the previous year.

***Domestic Branches and Offices*** transactions declined ¥14.8 billion, or 16.5%, year-on-year primarily because of decreased trading in agri-marine products and machinery-related areas. A contraction in income from domestic development and construction sent gross trading profit down ¥1.6 billion, or 42.6%, compared to the same period of the previous year.

***Overseas Corporate Subsidiaries and Branches*** transactions fell ¥1.7 billion, or 0.3%, primarily for currency-related reasons. Gross trading profit improved ¥0.9 billion, or 2.4%, year-on-year owing chiefly to an increase in revenue from a lease-related subsidiary.





**Segment Information (continued)**

**2. Geographical Segments**

The Company's geographical segment information for the 1st Half FY2003 and FY2002, were as follows:

| 1st Half FY2003 (April 1, 2003 – September 30, 2003) | Japan | North America | Europe | Asia/Oceania | Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | *Millions of yen* | | | | | | |
| Total volume of trading transactions: | | | | | | | |
| Outside customers | ¥ 2,408,013 | ¥ 669,885 | ¥ 192,005 | ¥ 184,462 | ¥ 370,992 | ¥ - | ¥ 3,825,357 |
| Inter-segment | 903,651 | 106,996 | 12,846 | 74,779 | 42,110 | -1,140,382 | - |
| Total | ¥ 3,311,664 | ¥ 776,881 | ¥ 204,851 | ¥ 259,241 | ¥ 413,102 | ¥ -1,140,382 | ¥ 3,825,357 |
| Segment operating profit (loss) | ¥ 21,239 | ¥ 5,975 | ¥ 4,577 | ¥ 4,975 | ¥ 2,271 | ¥ -78 | ¥ 38,959 |
| Segment assets | ¥ 2,051,226 | ¥ 352,493 | ¥ 145,170 | ¥ 164,296 | ¥ 93,976 | ¥ -115,958 | ¥ 2,691,203 |
| Other assets | | | | | | | ¥ 1,572,315 |
| Total assets | | | | | | | ¥ 4,263,518 |

| 1st Half FY2002 (April 1, 2002 – September 30, 2002) | Japan | North America | Europe | Asia/Oceania | Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | *Millions of yen* | | | | | | |
| Total volume of trading transactions: | | | | | | | |
| Outside customers | ¥ 2,896,989 | ¥ 700,152 | ¥ 194,800 | ¥ 188,632 | ¥ 331,830 | ¥ - | ¥ 4,312,403 |
| Inter-segment | 968,931 | 111,484 | 16,723 | 70,269 | 37,531 | -1,204,938 | - |
| Total | ¥ 3,865,920 | ¥ 811,636 | ¥ 211,523 | ¥ 258,901 | ¥ 369,361 | ¥ -1,204,938 | ¥ 4,312,403 |
| Segment operating profit (loss) | ¥ 15,980 | ¥ 7,911 | ¥ 5,959 | ¥ 6,504 | ¥ 2,938 | ¥ 12 | ¥ 39,304 |
| Segment assets | ¥ 2,156,364 | ¥ 374,340 | ¥ 163,266 | ¥ 170,492 | ¥ 80,894 | ¥ -118,424 | ¥ 2,826,932 |
| Other assets | | | | | | | ¥ 1,494,550 |
| Total assets | | | | | | | ¥ 4,321,482 |

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe -------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others --------------- Latin America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

**Segment Information (continued)**

**3. Volume of Overseas Trading Transactions**

The volumes of overseas trading transactions for 1st Half FY2003 and 2002, were as follows:

| **1st Half FY2003** (April 1, 2003 - September 30, 2003) | *Millions of yen* **Total volume of overseas transactions** | **Total volume of consolidated transactions** | *Ratio of overseas transactions(%)* |
|---|---|---|---|
| North America | **¥683,558** | | **17.9** |
| Europe | **252,641** | | **6.6** |
| Asia/Oceania | **705,771** | | **18.5** |
| Other | **342,019** | | **8.9** |
| Total | **¥1,983,989** | ¥3,825,357 | **51.9** |

| **1st Half FY2002** (April 1, 2002 - September 30, 2002) | *Millions of yen* **Total volume of overseas transactions** | **Total volume of consolidated transactions** | *Ratio of overseas transactions(%)* |
|---|---|---|---|
| North America | **¥818,548** | | **19.0** |
| Europe | **289,282** | | **6.7** |
| Asia/Oceania | **642,090** | | **14.9** |
| Other | **464,766** | | **10.8** |
| Total | **¥2,214,686** | ¥4,312,403 | **51.4** |

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe ------------- UK, Belgium
3. Asia/Oceania ------- China, Singapore
4. Others --------------- Middle East, Africa

(Note 3) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

# Marubeni Corporation
# Notes to Consolidated Financial Statements

**Marketable Securities and Debt Securities**

Available-for-sale securities

(millions of yen)

| | September 30, 2003 | | | | March 31, 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Current: | | | | | | | | |
| Corporate bonds | 5,332 | - | -229 | 5,103 | 7,947 | 19 | -360 | 7,606 |
| Other debt securities | - | - | - | - | - | - | - | - |
| Total debt securities | 5,332 | - | -229 | 5,103 | 7,947 | 19 | -360 | 7,606 |
| Marketable equity securities | - | - | - | - | - | - | - | - |
| Total | 5,332 | - | -229 | 5,103 | 7,947 | 19 | -360 | 7,606 |
| Non-current: | | | | | | | | |
| Corporate bonds | 7,088 | 287 | - | 7,375 | 7,205 | 252 | - | 7,457 |
| Other debt securities | 2 | - | -1 | 1 | 2 | - | -1 | 1 |
| Total debt securities | 7,090 | 287 | -1 | 7,376 | 7,207 | 252 | -1 | 7,458 |
| Marketable equity securities | 125,236 | 40,412 | -15,774 | 149,874 | 124,353 | 17,068 | -28,832 | 112,589 |
| Total | 132,326 | 40,699 | -15,775 | 157,250 | 131,560 | 17,320 | -28,833 | 120,047 |

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities

(millions of yen)

| | September 30, 2003 | | | | March 31, 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Current: | | | | | | | | |
| Corporate bonds | 10,554 | 44 | - | 10,598 | 5,502 | 59 | - | 5,561 |
| Other debt securities | - | - | - | - | - | - | - | - |
| Total | 10,554 | 44 | - | 10,598 | 5,502 | 59 | - | 5,561 |
| Non-current: | | | | | | | | |
| Corporate bonds | 44,036 | 616 | -348 | 44,304 | 46,120 | 173 | -3,398 | 42,895 |
| Other debt securities | - | - | - | - | - | - | - | - |
| Total | 44,036 | 616 | -348 | 44,304 | 46,120 | 173 | -3,398 | 42,895 |

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.

*In addition to the above stated securities, 1,400 million yen and 182 million yen of marketable securities for sale are held at September 30, 2003 and at March 31, 2003, respectively.
The net unrealized gain/loss of 21 million yen(gain) for 1st Half of FY2003 and 5 million yen for FY2002(loss) have been included in the income statements.